Exhibit 99.1

[GItaú Corpbanca Investor Relations Itaú Corpbanca Announces Third Quarter 2019 Management Discussion & Analysis Report Santiago, Chile, October 30, 2019. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today its Management Discussion & Analysis Report (“MD&A Report”) for the third quarter ended September 30, 2019. The financial information included in the MD&A Report is based on our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. For the full MD&A Report, please refer to the following link: https://s2.q4cdn.com/476556808/files/doc_financials/2019/q3/Ita%C3%BA-CorpBanca-3Q19-MD-A.pdf On Monday, November 4, 2019, at 11:00 A.M. Santiago time (09:00 AM ET), the Company’s management team will host a conference call to discuss the financial results. The call will be hosted by Gabriel Moura, Itaú Corpbanca’s Chief Financial Officer, and Claudia Labbé, Itaú Corpbanca’s Head of Investor Relations. Conference Call Details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 (877) 790-7811 (US Toll Free Dial In), or +1 (647) 689-5491 (Standard International Dial-In). Conference ID: 8695555# or quote “Itaú Corpbanca” to the operator. A telephonic replay of the conference call will be available Monday, November 11, 2019, by dialing +1(800) 585-8367 or +1 (416) 621-4642 (Encore Dial In). Access Code: 8695555# Slides and Audio Webcast: There will also be a live, and then archived, webcast of the conference call, available through the Company’s website. Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. The webcast can be found at: https://event.on24.com/wcc/r/2081778/EBD2D55E7C89C58C2A0A392EA79797CE About Itaú Corpbanca ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 38.14% owned by Itaú Unibanco, 28.57% owned by the Saieh Family and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The bank is the fifth largest private bank in Chile and as per its mandate is the banking platform for future expansion in Latin America, specifically in Chile, Colombia and Peru. Itaú Corpbanca is a commercial bank based in Chile with additional operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima. Focused on large and medium sized companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia –Banco Corpbanca Colombia and Helm Bank– becoming the first Chilean bank with banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process. As of September 30, 2019, according to the Chilean Financial Market Commission, Itaú Corpbanca was the fifth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.1% market share. As of August 31, 2019, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and the eighth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.4%. Investor Relations – Itaú Corpbanca +56 (2) 2660-1701 / IR@corpbanca.cl -12703809900 facebook.com/itauchile facebook.com/itauchile ir.itau.cl ir.itau.cl @itauchile @itauchile /Itaú Chile /Itaú Chile

Management Discussion & Analysis 3Q19 ir.itau.cl /Itaú Chile facebook.com/itauchile @itauchile

(This page was intentionally left blank)

Table of Contents Management Executive Summary 7 Discussion Income Statement and Balance Sheet Analysis 17 & Analysis Managerial results—Breakdown by country 19 5 Managerial results—Breakdown for Chile 21 Page Managerial results—Breakdown for Colombia 32 Balance Sheet 43 Risk and Capital Management 49 Additional Information 51 Report of Independent Auditors 55 Complete Financial Statements Access here

(This page was intentionally left blank) Itaú Corpbanca                 4

Management Discussion & Analysis Management Discussion & Analysis

This report is based on Itaú CorpBanca reviewed financial statements for 3Q’19, 2Q’19 and 3Q’18 prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (Comisión para el Mercado Financiero, or “CMF”) pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF. Solely for the convenience of the reader, U.S. dollar amounts (US$) in this report have been translated from Chilean nominal peso (Ch$) at our own exchange rate as of September 30, 2019 of Ch$728.58 per U.S. dollar. Industry data contained herein has been obtained from the information provided either by the SBIF or the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia, or SF). Certain figures included in this Quarterly Report as of for the three months ended September 30, 2019 and 2018, for the three months ended June 30, 2019 and as of and for the nine-month periods ended September 30, 2019 and 2018 have been rounded for ease of presentation. Percentage figures included in this Quarterly Report have in all cases not been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this Quarterly Report may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements and our managerial information. Certain other amounts that appear in this Quarterly Report may similarly not sum due to rounding. As used in this MD&A Report, the term “billion” means one thousand million (1,000,000,000) and the term “trillion” means one million million (1,000,000,000,000). 6

Management Discussion & Analysis | Executive Summary

Itaú Corpbanca **Financial Information**

The financial information included in this **Management Discussion & Analysis Report** ("MD&A Report") is based in our managerial model that we adjust for non-recurring events and for additional reclassifications of P&L lines in order to provide a better understanding of our performance. Please refer to pages 9, 10 and 11 of this report for further details on our Management Model.

Financial **Highlights**

We present below **selected consolidated managerial financial information** and operating information of Itaú Corpbanca for the three months ended September 30, 2019 and 2018, for the three months ended June 30, 2019 and as of and for the nine-month periods ended September 30, 2019 and 2018.

	In Ch$ million (except where indicated), end of period	**3Q19**	**2Q19**	**3Q18**	**9M19**	**9M18**
Results	Recurring Net Income	42,538	60,394	50,738	137,119	165,812
	Operating Revenues [1]	275,907	291,300	274,214	836,838	830,780
	Managerial Financial Margin	229,561	240,964	225,041	691,575	686,981
Performance	Recurring Return on Tangible Avg. assets (RoTAA) [2 3]	0.5%	0.8%	0.7%	0.6%	0.8%
	Recurring Return on Tangible Avg. equity (RoTAE) [2 4]	8.1%	11.9%	10.5%	9.0%	11.7%
	Recurring Return on Avg. assets (RoAA) [2]	0.5%	0.8%	0.7%	0.6%	0.8%
	Recurring Return on Avg. equity (RoAE) [2 5]	5.0%	7.2%	6.2%	5.4%	6.8%
	Risk Index (Loan loss allowances / Total loans)	3.0%	3.1%	3.1%	3.0%	3.1%
	Non-performing Loans Ratio 90 days overdue (NPL) - Total	2.2%	2.2%	2.2%	2.2%	2.2%
	Non-performing Loans Ratio 90 days overdue (NPL) - Chile	1.8%	1.9%	1.9%	1.8%	1.9%
	Non-performing Loans Ratio 90 days overdue (NPL) - Colombia	3.5%	3.2%	3.2%	3.5%	3.2%
	Coverage Ratio (Loan Losses/NPL 90 days overdue) - Total	139.1%	141.1%	141.0%	139.1%	141.0%
	Efficiency Ratio (Non-interest expenses / Operating revenues)	56.7%	54.0%	57.2%	55.9%	56.2%
	Risk-Adjusted Efficiency Ratio (RAER) [6]	80.0%	73.6%	76.0%	77.8%	76.9%
Balance Sheet	Total Assets	32,476,801	31,163,272	29,074,941		
	Gross Total Credit Portfolio	22,499,473	22,058,038	21,159,400		
	Total Deposits	15,409,500	14,584,157	14,559,839		
	Loan Portfolio / Total Deposits	146.0%	151.2%	145.3%		
	Shareholders Equity	3,427,114	3,377,074	3,299,624		
	Tangible Equity [4]	2,114,239	2,055,310	1,945,896		
Other	Headcount [7]	8,955	8,940	9,286		
	Chile	5,538	5,510	5,788		
	Colombia	3,417	3,430	3,498		
	Branches [8]	347	351	364		
	Chile	194	194	202		
	Colombia	153	157	162		
	ATM – Automated Teller Machines	628	633	637		
	Chile	458	464	464		
	Colombia	170	169	173		

Notes: (1) Operating revenues = Managerial financial Margin + Commissions and fees. **(2)** Annualized figures when appropriate. **(3)** Total tangible assets = Total assets excluding goodwill and intangibles from business combination. **(4)** Tangible equity = Shareholders equity - goodwill - intangibles from business combination - related deferred tax liabilities; for further details see page 47 of this report. **(5)** Equity = Shareholders equity. **(6)** Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes. **(7)** Headcount for Chile includes employees of our New York branch and since 1Q'18 also from our RepOffice in Lima and also in Madrid until 2Q'19; and headcount for Colombia includes employees of Itaú (Panamá). **(8)** Branches for Chile include one branch in New York and branches for Colombia include one office in Panama.

Itaú Corpbanca 7

Management Discussion & Analysis | Executive Summary

In Ch$ million (except where indicated), end of period		3Q19	2Q19	3Q18	9M19	9M18
Highlights	Total Outstanding shares (Thousands)	512,406,760	512,406,760	512,406,760	512,406,760	512,406,760
	Book Value per share (Ch$)	6.688	6.591	6.439	6.688	6.439
	Diluted Recurring Earnings per share (Ch$)	0.083	0.118	0.099	0.268	0.324
	Accounting Diluted Earnings per share (Ch$)	0.071	0.103	0.084	0.229	0.280
	Diluted Recurring Earnings per ADR (US$)	0.171	0.261	0.226	0.551	0.739
	Accounting Diluted Earnings per ADR (US$)	0.146	0.227	0.191	0.471	0.640
	Dividend (Ch$ million)	n.a.	n.a.	n.a.	51,614	22,979
	Dividend per share (Ch$)	n.a.	n.a.	n.a.	0.1007	0.0448
	Gross Dividend per ADS (US$)	n.a.	n.a.	n.a.	0.2226	0.1110
	Market capitalization (Ch$ billion)	2,829.0	2,899.2	3,471.0	2,829.0	3,471.0
	Market capitalization (US$ billion)	3.9	4.3	5.3	3.9	5.3
	Solvency Ratio - BIS Ratio [9]	14.2%	14.5%	14.4%	14.2%	14.4%
	Shareholders' equity / Total assets	10.6%	10.8%	11.3%	10.6%	11.3%
	Shareholders' equity / Total liabilities	11.9%	12.3%	12.9%	11.9%	12.9%
Indicators	Ch$ exchange rate for US$1.0	728.58	678.42	657.11	728.58	657.11
	COP exchange rate for Ch$1.0	0.2092	0.2113	0.2218	0.2092	0.2218
	Monetary Policy Interest Rate - Chile [10]	2.1%	2.6%	2.5%	2.1%	2.5%
	Monetary Policy Interest Rate - Colombia [10]	4.3%	4.3%	4.3%	4.3%	4.3%
	Quarterly UF variation - Chile [11]	0.5%	1.2%	0.7%	1.8%	2.1%
	Quarterly CPI variation - Chile	0.4%	0.9%	0.9%	2.0%	2.3%
	Quarterly CPI variation - Colombia	0.5%	1.1%	0.2%	3.3%	2.6%

Notes: (9) BIS Ratio= Regulatory capital / RWA, according to SBIF current definitions. **(10)** End of each period. **(11)** UF (Unidad de Fomento) is an official unit of account in Chile that is constantly adjusted for inflation and widely used in Chile for pricing several loans and contracts .

Itaú Corpbanca

8

Management Discussion & Analysis Executive Summary Net Income and Recurring Net Income Our recurring net income attributable to shareholders totaled Ch$42,538 million in the third quarter of 2019 from an accounting net income of Ch$36,449 million for the period, as a result of the elimination of non-recurring events, which are presented in the table below: Non-Recurring Events In Ch$ million 3Q19 2Q19 3Q18 9M19 9M18 Net Income Attributable to Shareholders (Accounting) 36,449 52,605 42,894 117,306 143,591 Non-Recurring Events 6,089 7,789 7,844 19,813 22,221 (a) Restructuring Costs 588 (b) Transaction Costs 261 2,597 2,532 2,888 5,347 (c) Regulatory fines or penalties (d) Amortization of intangibles generated through business combinations 8,491 8,484 8,646 25,490 25,782 Tax Effects (2,663) (3,292) (3,334) (8,565) (9,496) Recurring Net Income Attributable to Shareholders (Managerial) 42,538 60,394 50,738 137,119 165,812 Events that we have considered non-recurring and at the same time not part of our business are the following: (a) Restructuring costs: One-time integration costs. (b) Transactions costs: Costs related to the closing of the merger between Banco Itaú Chile and Corpbanca, such as investment banks, legal advisors, auditors and other related expenses. (c) Regulatory fines or penalties: Any regulatory sanction either paid or reversed, such as the fine imposed by the CMF (formerly the SBIF) in 2015 that was reversed in 2017 and then again paid in December 2018. (d) Amortization of Intangibles generated through business combinations: Amortization of intangibles arising from business combination, such as costumer relationships. Itaú Corpbanca 9

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

Our managerial financial model reflects how management measures and analyzes financial performance by disaggregating commercial performance, financial risk management, credit risk and costs control.

For our managerial results, we adjust for non-recurring events that affect accounting net income (as detailed on the previous page) and apply managerial criteria to disclose our income statements. Regarding the latter, our managerial criteria affects the breakdown of our income statement but does not impact our net income. Among the managerial adjustments, we highlight the tax effects of the hedge of our investments abroad – originally accounted for as income tax expense on our Net Income and subsequently reclassified as financial margin, the reclassification of foreign exchange hedge positions of US dollars denominated provisions, the reclassification of country-risk provisions; the provisions for assets received in lieu of payment; provisions and write-off of assets received in lieu of payment, and the reclassification of provisions for our credit card loyalty program.

These reclassifications enable us to carry out a business analysis from management's perspective. Beginning with the first quarter of 2019 we have been disclosing our income statement in the same manner as we do internally, incorporating additional P&L reclassifications . One important change to highlight would be the Managerial Financial Margin disclosure as it is shown in the table on page 11 (Accounting and Managerial Statements Reconciliation) of this report together with our previous P&L reclassifications.

For tax purposes, the Chilean Internal Revenue Service (*"Servicio de Impuestos Internos"* or SII) considers that our investment in Colombia is denominated in U.S. dollars, which based on the exchange rates of each of disbursements (not current exchange rates) amounts to US$1,437.51 million. As we have to translate the valuation of this investment from U.S. dollar to Chilean peso in our books each month, the volatility of the exchange rate generates an impact in the net income attributable to shareholders. In order to limit that effect, management has decided to hedge this exposure with derivatives to be analyzed along with income tax expenses. Additionally , since January 2018 management has decided to hedge its exposure to translation of the valuation of its investment in its New York branch (US$140.05 million) with derivatives, also to be analyzed along with income tax expenses.

With regards to the hedging of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating effects of foreign exchange variations through financial instruments and includes the impact of all tax effects.

As the consolidated financial statements for Itaú Corpbanca use the Chilean peso as functional currency, foreign currencies are translated to Chilean peso. For our investment in Colombia we have decided to hedge this translation risk effect in our income statement.

In the third quarter of 2019, the Chilean peso appreciated 1.0% against the Colombian peso compared to a appreciation of 1.3% in the previous quarter and depreciated 7.4% against the U.S. dollar compared to an appreciation of 0.3% in the 2Q'19. Approximately 20% of our loan portfolio is denominated in Colombian peso and 14% is denominated in U.S. dollar. We present below the foreign exchange variation of the Chilean peso against the U.S. dollar and the Colombian peso:

Main foreign exchange variations of the Chilean peso

U.S. dollar Ch$ 728.58	+7.4% (3Q19/2Q19)	+10.9% (3Q19/3Q18)
Colombian peso Ch$ 0.2092	-1.0% (3Q19/2Q19)	-5.7% (3Q19/3Q18)

Itaú Corpbanca

10

Management Discussion & Analysis Executive Summary Managerial Income Statement We present below a detailed reconciliation from our accounting income statements to our managerial income statements before a dding/deducting non recurring events as previously described. Despite this example has been prepared with 3Q19 figures, it can be used to rep licate any period: in Ch$ million 3Q’19 in Ch$ million 3Q’19 1 Interest Income 418,482 Operating Revenues 353,041 1 Interest Expense (213,632) 1 Managerial Financial Margin 294,120 Net Interest Income 204,850 Financial Margin with Clients 225,545 2 Fees and commission income 58,921 Financial Margin with the Market 68,575 4 Fees and commission expense (16,674) 2 Commissions and Fees 58,921 Net fee and commission income 42,247 3 Cost of Credit (82,026) 1 Total financial transactions, net 78,457 Provision for Loan Losses (97,802) 1 Other operating income 10,787 Recoveries from Loans written-off as losses 15,776 Credit Value Adjustment (or “CVA”; ratings and colla- Total operating income 336,341 - terals effects) 3 Provision for Loan Losses (97,802) 4 Non-interest Expenses (197,213) 3 Recoveries from loans written-off as losses 15,776 Personnel Expenses (72,597) Net operating income 254,315 Administrative Expenses (91,993) 4 Personnel expenses (72,597) Depreciation, Amortization and Impairment (32,623) 4 Administrative expenses (60,339) Income before Tax and Minority Interests 73,802 4 Depreciation and amortization (32,623) 5 Income tax expense (35,927) 4 Impairments—6 Minority Interests in Subsidiaries (1,426) 4 Other operating expenses (14,980) Net Income attributable to Shareholders 36,449 Total operating expenses (180,539) Operating Income 73,776 1 Income from investments in other companies 26 Income before taxes 73,802 5 Income tax expense (35,927) Net Income 37,875 6 Minority interests (1,426) Net Income attributable to Shareholders 36,449 Ita Corpbanca 11

Management Discussion & Analysis | Executive Summary

Itaú

Accounting and Managerial Income Statements Reconciliation

Accounting and Managerial Income Statements Reconciliation | 3rd Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**353,041**	**-**	**(28,626)**	**(48,508)**	**275,907**
Managerial Financial Margin	294,120	-	(28,626)	(35,933)	229,561
Financial Margin with Clients	226,113	-	-	(24,384)	201,728
Financial Margin with the Market	68,007	-	(28,626)	(11,548)	27,833
Commissions and Fees	58,921	-	-	(12,576)	46,345
Cost of Credit	**(82,026)**	**-**	**-**	**17,771**	**(64,255)**
Provision for Loan Losses	(97,802)	-	-	4,741	(93,061)
Recovery of Loans Written Off as Losses	15,776	-	-	2,312	18,088
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	-	-	-	10,718	10,718
Non-interest Expenses	**(197,213)**	**10,280**	**-**	**30,366**	**(156,567)**
Personnel Expenses	(72,597)	-	-	(44)	(72,641)
Administrative Expenses	(91,993)	261	-	24,388	(67,344)
Depreciation, Amortization and Impairment	(32,623)	10,019	-	6,022	(16,582)
Income before Tax and Minority Interests	**73,802**	**10,280**	**(28,626)**	**(372)**	**55,085**
Income Tax Expense	(35,927)	(3,229)	28,626	372	(10,158)
Minority Interests in Subsidiaries	(1,426)	(963)	-	-	(2,389)
Recurring Net Income	**36,449**	**6,089**	**-**	**0**	**42,538**

Accounting and Managerial Income Statements Reconciliation | 2nd Quarter of 2019

In Ch$ million	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassification	Managerial
Operating Revenues	**322,835**	**-**	**(362)**	**(31,173)**	**291,300**
Managerial Financial Margin	259,936	-	(362)	(18,610)	240,964
Financial Margin with Clients	217,893	-	-	(10,969)	206,923
Financial Margin with the Market	42,043	-	(362)	(7,641)	34,041
Commissions and Fees	62,899	-	-	(12,563)	50,336
Cost of Credit	**(55,220)**	**-**	**-**	**(2,133)**	**(57,353)**
Provision for Loan Losses	(71,440)	-	-	(2,205)	(73,645)
Recovery of Loans Written Off as Losses	16,220	-	-	(229)	15,991
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	0	-	-	301	301
Non-interest Expenses	**(201,821)**	**12,606**	**-**	**32,032**	**(157,183)**
Personnel Expenses	(74,784)	-	-	223	(74,561)
Administrative Expenses	(96,164)	-	-	28,239	(67,925)
Depreciation, Amortization and Impairment	(30,873)	12,606	-	3,570	(14,697)
Income before Tax and Minority Interests	**65,794**	**12,606**	**(362)**	**(1,274)**	**76,764**
Income Tax Expense	(9,721)	(3,856)	362	1,274	(11,941)
Minority Interests in Subsidiaries	(3,468)	(961)	-	(0)	(4,429)
Recurring Net Income	**52,605**	**7,789**	**-**	**(0)**	**60,394**

Itaú Corpbanca

12

Management Discussion & Analysis | Executive Summary

Itaú

3rd quarter of 2019 Income Statement

We present below the managerial income statements with the reclassification and non-recurring adjustments described above:

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Operating Revenues	**275,907**	**291,300**	**-5.3%**	**(15,393)**	**274,214**	**0.6%**	**1,693**	**836,838**	**830,780**	**0.7%**	**6,058**
Managerial Financial Margin	229,561	240,964	-4.7%	(11,403)	225,041	2.0%	4,521	691,575	686,981	0.7%	4,594
Financial Margin with Clients	201,728	206,923	-2.5%	(5,195)	194,065	3.9%	7,664	610,806	586,696	4.1%	24,110
Financial Margin with the Market	27,833	34,041	-18.2%	(6,208)	30,976	-10.1%	(3,143)	80,769	100,285	-19.5%	(19,516)
Commissions and Fees	46,345	50,336	-7.9%	(3,990)	49,174	-5.8%	(2,828)	145,263	143,799	1.0%	1,464
Cost of Credit	**(64,255)**	**(57,353)**	**12.0%**	**(6,902)**	**(51,449)**	**24.9%**	**(12,806)**	**(183,247)**	**(171,444)**	**6.9%**	**(11,803)**
Provision for Loan Losses	(93,061)	(73,645)	26.4%	(19,416)	(62,772)	48.3%	(30,289)	(240,502)	(214,415)	12.2%	(26,086)
Recovery of Loans Written Off as Losses	18,088	15,991	13.1%	2,097	11,237	61.0%	6,852	45,752	34,136	34.0%	11,616
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	10,718	301	3,461.8%	10,417	86	12348.5%	10,631	11,503	8,835	30.2%	2,668
Non-interest Expenses	**(156,567)**	**(157,183)**	**-0.4%**	**616**	**(156,951)**	**-0.2%**	**384**	**(468,109)**	**(467,246)**	**0.2%**	**(863)**
Personnel Expenses	(72,641)	(74,561)	-2.6%	1,920	(77,087)	-5.8%	4,446	(219,356)	(216,928)	1.1%	(2,428)
Administrative Expenses	(67,344)	(67,925)	-0.9%	581	(68,231)	-1.3%	887	(205,116)	(219,352)	-6.5%	14,236
Depreciation, Amortization and Impairment	(16,582)	(14,697)	12.8%	(1,885)	(11,633)	42.5%	(4,949)	(43,637)	(30,966)	40.9%	(12,671)
Income before Tax and Minority Interests	**55,085**	**76,764**	**-28.2%**	**(21,679)**	**65,814**	**-16.3%**	**(10,729)**	**185,482**	**192,090**	**-3.4%**	**(6,608)**
Income Tax Expense	(10,158)	(11,941)	-14.9%	1,782	(12,138)	-16.3%	1,980	(38,160)	(20,726)	84.1%	(17,434)
Minority Interests in Subsidiaries	(2,389)	(4,429)	-46.1%	2,040	(2,938)	-18.7%	549	(10,203)	(5,551)	83.8%	(4,651)
Recurring Net Income	**42,538**	**60,394**	**-29.6%**	**(17,856)**	**50,738**	**-16.2%**	**(8,200)**	**137,119**	**165,812**	**-17.3%**	**(28,693)**

Itaú Corpbanca 13

Management Discussion & Analysis Executive Summary Results Net income analysis presented below is based on the Managerial Income Statement with the adjustments shown on pages 9 and 10: Recurring Net Income Ch$ 42.5 billion for the 3Q19 Highlights in the quarter The recurring net income for the third quarter of 2019 amounted to Ch$42.5 billion, a 29.6% decrease from the previous quarter, and the managerial return on average tangible equity was 8.1% as of September 30, 2019 as compared to 11.9% as of September 30, 2018. Ch$ million In Chile, while activity with clients remained consistent with the trend shown in the previous quarter as consumer loans maintained a double-digit annual growth rate and commercial loans sustained a gradual recovery towards overall system growth rates, results in the quarter were negatively impacted by derivatives credit value adjustments, corporate credit events and lower UF variation. Lower inflation negatively impacted results from both our banking-book and trading portfolios and decreased our effective tax rate. In addition, non-interest expenses decreased 0.4% quarter-over-quarter, below our estimate of 2.8% for Chile’s CPI inflation for 2019, reflecting management’s focus on the efficient use of resources. For the sixth consecutive quarter our operations in Colombia positively contributed to our consolidated results due to a strong cost discipline and lower loan loss provisions. Highlights in 3Q19 Return on Average Tangible Equity1 8.1 % The annualized recurring return on average tangible equity reached 8.1% in the third quarter of 2019, 3.8 percentage points and 2.4 percentage points lower when compared to the previous quarter and the third quarter of 2018, respectively. Average tangible shareholders’ equity totaled Ch$2,089.7 billion, a 2.9% increase compared to the previous quarter and a 8.3% increase compared to the third quarter of 2018. Annualized recurring return on average assets ex-goodwill and ex-intangibles from business combination reached 0.5% in the third quarter of 2019, 30 basis points decrease compared to the previous quarter and 20 basis points decrease compared to the third quarter of 2018. (1) Tangible Equity: Shareholders equity net of goodwill, intangibles from business combination and related deferred tax liabilities. For further details by country see page 47 Itaú Corpbanca 14

Management Discussion & Analysis | Executive Summary

Financial Margin with Clients

Ch$ 201.7 billion


Ch$ million
+ 27.8bp
+ 12.9bp
+ 4.1bp
3.1
3.5
3.3
3.2
3.3
3.2
3.2
194,065
220,057
202,154
206,923
201,728
586,696
610,806
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
Financial Margin with Clients
Financial margin with clients (annualized average rate)

Financial margin with clients decreased 2.5% in the quarter as compared to the third quarter of 2019, primarily due to (i) a decrease in spreads on derivatives and foreign exchange transactions with clients partly offset by (ii) one more calendar day, which affects the accrual of the majority of our loan portfolio and deposits.

When compared to the third quarter of 2018, our financial margin with clients increased 3.9% primarily supported by higher loan volumes in Chile with a higher yielding portfolio mix.

For further details by country see pages 22 and 33

Cost of Credit

Ch$ 64.3 billion


+ 17.5bp
+ 20bp
+ 2.8bp
Ch$ million
1.0
1.3
1.1
1.0
1.2
1.6
1.7
51,449
66,879
61,639
57,353
64,255
171,444
183,247
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio - Annualized (%)

The 12.0% increase in our cost of credit in the quarter is driven by higher provisions both in Chile and Colombia driven by the increase in provisions in certain of our corporate clients in the two countries. Compared to the third quarter of 2018, cost of credit increased by 24.9%, above our overall portfolio growth of 2.0%.

For further details by country see pages 25 and 36

Commissions and Fees

Ch$ 46.3 billion


- 5.8%
- 7.9%
+ 1.0%
Ch$ million
49,174
51,700
48,582
50,336
46,345
143,799
145,263
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
Commissions and Fees

Commissions and fees decreased by 7.9% when compared to the second quarter of 2019, primarily due to lower credit operation fees. When compared to the third quarter of 2018, commissions and fees decreased by 5.8% mainly due to lower credit operations fees.

For further details by country see pages 24 and 35

Efficiency Ratio and Risk-Adjusted Efficiency Ratio[1]

56.7 %


- 49bp
+ 2.8pp
- 30.4bp
76.0%
76.1%
80.1%
73.6%
80.0%
76.9%
77.8%
57.2%
53.5%
57.2%
54.%
56.7%
56.2%
55.9%
3Q18
4Q18
1Q19
2Q19
3Q19
9M18
9M19
Quarterly Efficiency Ratio
Quarterly Risk-Adjusted Efficiency Ratio (RAER)

Non-interest expenses presented a 0.4% reduction when compared to the previous quarter of 2019 on the back of lower personnel and administrative expenses. When compared to the third quarter of 2018, expenses decreased 0.2%.

In the third quarter of 2019, our efficiency ratio reached 56.7%, a deterioration of 2.8 percentage points from the previous quarter, explained by a 5.3% decrease in operating revenues. Compared to the third quarter of 2018 there was an improvement of 49 basis points primarily due to higher operating revenues.

The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 80.0%, a deterioration of 6.4 percentage points from the previous quarter and 4 percentage points deterioration from the third quarter of 2018.

1 Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

For further details by country see pages 29 and 40

Itaú Corpbanca

15

Management Discussion & Analysis Executive Summary 2019 Macroeconomic Outlook Our current economic expectations for 2019 for Chile and Colombia are shown below: 2019 Forecast We present below our forecast for 2019: 1– Retail loans refers to mortgage and consumer loans; 2– Net provision for credit & counterparty risks; 3– Managerial net income attributable to shareholders.    Although the growth plans and projections of results presented above are based on management assumptions and information available in the market at the beginning of 2019, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others. Itaú Corpbanca 16

Income Statement                and Balance Sheet Analysis    Management Discussion & Analysis

(This page was intentionally left blank) Itaú Corpbanca                 18

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown by Country

Highlight

The financial results of Itaú Corpbanca in Chile include some expenses associated with our Colombian operations. To provide a clear view of the contribution of each operation to the consolidated financial results we have reclassified from Chile to Colombia:

- the cost of derivative structures used to hedge the investment and its related tax effects; and
- other results and overhead costs from Colombia in Chile.

For more details on managerial information, please refer to pages 9, 10 and 11 of this report.

In this section, we present and analyze our results from the operations in Chile and in Colombia separately for 3Q'19, 2Q'19 and 3Q'18:

	3Q'19			2Q'19			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**275,907**	**201,414**	**78,131**	**291,300**	**211,977**	**82,248**	**-5.3%**	**-5.0%**	**-5.0%**
Managerial Financial Margin	229,561	165,086	68,114	240,964	170,880	73,009	-4.7%	-3.4%	-6.7%
Financial Margin with Clients	201,728	144,034	57,694	206,923	146,516	60,407	-2.5%	-1.7%	-4.5%
Financial Margin with the Market	27,833	21,052	10,420	34,041	24,364	12,602	-18.2%	-13.6%	-17.3%
Commissions and Fees	46,345	36,328	10,017	50,336	41,097	9,239	-7.9%	-11.6%	8.4%
Cost of Credit	**(64,255)**	**(40,932)**	**(23,323)**	**(57,353)**	**(41,950)**	**(15,403)**	**12.0%**	**-2.4%**	**51.4%**
Provision for Loan Losses	(93,061)	(64,425)	(28,636)	(73,645)	(53,765)	(19,880)	26.4%	19.8%	44.0%
Recovery of Loans Written Off as Losses	18,088	12,775	5,313	15,991	11,514	4,477	13.1%	11.0%	18.7%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	10,718	10,718	-	301	301	-	-	-	-
Non-interest Expenses	**(156,567)**	**(110,820)**	**(45,747)**	**(157,183)**	**(112,519)**	**(44,665)**	**-0.4%**	**-1.5%**	**2.4%**
Personnel Expenses	(72,641)	(50,239)	(22,402)	(74,561)	(52,502)	(22,059)	-2.6%	-4.3%	1.6%
Administrative Expenses	(67,344)	(48,979)	(18,364)	(67,925)	(50,626)	(17,299)	-0.9%	-3.3%	6.2%
Depreciation, Amortization and Impairment	(16,582)	(11,601)	(4,981)	(14,697)	(9,391)	(5,307)	12.8%	23.5%	-6.1%
Income before Tax and Minority Interests	**55,085**	**49,663**	**9,060**	**76,764**	**57,509**	**22,180**	**-28.2%**	**-13.6%**	**-59.2%**
Income Tax Expense	(10,158)	(9,392)	(1,749)	(11,941)	(4,695)	(8,036)	-14.9%	100.0%	-78.2%
Minority Interests in Subsidiaries	(2,389)	(34)	(2,355)	(4,429)	(41)	(4,388)	-46.1%	-15.8%	-46.3%
Costs of hedge positions	-	-	(2,656)	-	-	(2,135)	-	-	24.4%
Recurring Net Income	**42,538**	**40,237**	**2,301**	**60,394**	**52,774**	**7,620**	**-29.6%**	**-23.8%**	**-69.8%**
Recurring Return on Managerial Tangible Equity	8.1%	9.6%	2.2%	11.9%	13.0%	7.6%	-379 bps	-339 bps	-534 bps

	3Q'19			3Q'18			Change		
In Ch$ million	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]	Consolidated	Chile	Colombia[1]
Operating Revenues	**275,907**	**201,414**	**78,131**	**274,214**	**199,373**	**82,004**	**0.6%**	**1.0%**	**-4.7%**
Managerial Financial Margin	229,561	165,086	68,114	225,041	160,739	71,465	2.0%	2.7%	-4.7%
Financial Margin with Clients	201,728	144,034	57,694	194,065	132,576	61,489	3.9%	8.6%	-6.2%
Financial Margin with the Market	27,833	21,052	10,420	30,976	28,163	9,975	-10.1%	-25.3%	4.5%
Commissions and Fees	46,345	36,328	10,017	49,174	38,634	10,540	-5.8%	-6.0%	-5.0%
Cost of Credit	**(64,255)**	**(40,932)**	**(23,323)**	**(51,449)**	**(29,421)**	**(22,028)**	**24.9%**	**39.1%**	**5.9%**
Provision for Loan Losses	(93,061)	(64,425)	(28,636)	(62,772)	(37,955)	(24,817)	48.3%	69.7%	15.4%
Recovery of Loans Written Off as Losses	18,088	12,775	5,313	11,237	8,448	2,789	61.0%	51.2%	90.5%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	10,718	10,718	-	86	86	-	-	-	-
Non-interest Expenses	**(156,567)**	**(110,820)**	**(45,747)**	**(156,951)**	**(110,766)**	**(46,185)**	**-0.2%**	**0.0%**	**-0.9%**
Personnel Expenses	(72,641)	(50,239)	(22,402)	(77,087)	(55,006)	(22,081)	-5.8%	-8.7%	1.5%
Administrative Expenses	(67,344)	(48,979)	(18,364)	(68,231)	(47,007)	(21,224)	-1.3%	4.2%	-13.5%
Depreciation, Amortization and Impairment	(16,582)	(11,601)	(4,981)	(11,633)	(8,753)	(2,880)	42.5%	32.5%	72.9%
Income before Tax and Minority Interests	**55,085**	**49,663**	**9,060**	**65,814**	**59,186**	**13,791**	**-16.3%**	**-16.1%**	**-34.3%**
Income Tax Expense	(10,158)	(9,392)	(1,749)	(12,138)	(10,076)	(3,996)	-16.3%	-6.8%	-56.2%
Minority Interests in Subsidiaries	(2,389)	(34)	(2,355)	(2,938)	(15)	(2,923)	-18.7%	128.8%	-19.4%
Costs of hedge positions	-	-	(2,656)	-	-	(5,229)	-	-	-49.2%
Recurring Net Income	**42,538**	**40,237**	**2,301**	**50,738**	**49,095**	**1,643**	**-16.2%**	**-18.0%**	**40.0%**
Recurring Return on Managerial Tangible Equity	8.1%	9.6%	2.2%	10.5%	12.8%	1.6%	-241 bps	-326 bps	58 bps

[1] In nominal currency

Itaú Corpbanca

19

Management Discussion & Analysis | Income Statement Analysis

Itaú

Accounting and Managerial Net Income Statement Reconciliation

The Accounting and Managerial Net Income Statement Reconciliation for 3Q'19, 2Q'19 and 3Q'18 and as of September 30, 2019 and 2018 is presented below:

In Ch$ million	3Q'19	2Q'19	3Q'18	9M'19	9M'18
Net Income Attributable to Shareholders (Accounting)	**33,695**	**45,846**	**39,125**	**103,046**	**138,525**
(+) Non-recurring events	4,011	5,901	5,853	13,938	16,347
(+) Other results and overhead costs from Colombia in Chile (a)	(124)	(1,109)	(1,113)	(2,030)	(2,767)
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	2,656	2,135	5,229	7,241	10,083
Recurring Net Income	**40,237**	**52,774**	**49,095**	**122,195**	**162,190**

	3Q'19	2Q'19	3Q'18	9M'19	9M'18
Net Income Attributable to Shareholders (Accounting)	**2,754**	**6,759**	**3,769**	**14,260**	**5,066**
(+) Non-recurring events	2,078	1,888	1,991	5,874	5,874
(+) Other results and overhead costs from Colombia in Chile (a)	124	1,109	1,113	2,030	2,767
(+) Costs of fiscal and economic hedges of the investment in Colombia (b) (c)	(2,656)	(2,135)	(5,229)	(7,241)	(10,083)
Recurring Net Income	**2,301**	**7,620**	**1,643**	**14,924**	**3,622**

Managerial reclassifications:

(a) **Other results and overhead costs from Colombia in Chile:** other results and overhead costs incurred by the administration in Chile and managerially assigned to Colombia.
(b) **Cost of Investment Hedge:** carry cost of the derivatives used for the economic hedge of the investment in Colombia, currently booked in Chile.
(c) **Cost of Fiscal Hedge:** cost of the derivative structure used for the fiscal hedge of the investment in Colombia, currently booked in Chile.

Itaú Corpbanca 20

Management Discussion & Analysis | Income Statement Analysis

Managerial Results | Breakdown for Chile

Net Income analysis for Chile presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

			change			change				change	
In Ch$ million	3Q'19	2Q'19	%	$	3Q'18	%	$	9M'19	9M'18	%	$
Operating Revenues	**201,414**	**211,977**	**-5.0%**	**(10,563)**	**199,373**	**1.0%**	**2,041**	**600,806**	**604,596**	**-0.6%**	**(3,790)**
Managerial Financial Margin	165,086	170,880	-3.4%	(5,794)	160,739	2.7%	4,347	484,169	488,728	-0.9%	(4,559)
Financial Margin with Clients	144,034	146,516	-1.7%	(2,482)	132,576	8.6%	11,459	431,365	402,495	7.2%	28,870
Financial Margin with the Market	21,052	24,364	-13.6%	(3,312)	28,163	-25.3%	(7,112)	52,804	86,233	-38.8%	(33,429)
Commissions and Fees	36,328	41,097	-11.6%	(4,769)	38,634	-6.0%	(2,306)	116,637	115,868	0.7%	768
Cost of Credit	**(40,932)**	**(41,950)**	**-2.4%**	**1,018**	**(29,421)**	**39.1%**	**(11,511)**	**(119,454)**	**(85,088)**	**40.4%**	**(34,367)**
Provision for Loan Losses	(64,425)	(53,765)	19.8%	(10,660)	(37,955)	69.7%	(26,470)	(163,766)	(120,990)	35.4%	(42,777)
Recovery of Loans Written Off as Losses	12,775	11,514	11.0%	1,261	8,448	51.2%	4,328	32,809	27,067	21.2%	5,742
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	10,718	301	-	10,417	86	-	10,631	11,503	8,835	30.2%	2,668
Non-interest Expenses	**(110,820)**	**(112,519)**	**-1.5%**	**1,699**	**(110,766)**	**0.0%**	**(53)**	**(334,528)**	**(329,725)**	**1.5%**	**(4,803)**
Personnel Expenses	(50,239)	(52,502)	-4.3%	2,263	(55,006)	-8.7%	4,767	(152,613)	(150,969)	1.1%	(1,643)
Administrative Expenses	(48,979)	(50,626)	-3.3%	1,647	(47,007)	4.2%	(1,972)	(151,866)	(155,713)	-2.5%	3,847
Depreciation, Amortization and Impairment	(11,601)	(9,391)	23.5%	(2,211)	(8,753)	32.5%	(2,848)	(30,050)	(23,043)	30.4%	(7,006)
Income before Tax and Minority Interests	**49,663**	**57,509**	**-13.6%**	**(7,846)**	**59,186**	**-16.1%**	**(9,523)**	**146,823**	**189,784**	**-22.6%**	**(42,960)**
Income Tax Expense	(9,392)	(4,695)	100.0%	(4,697)	(10,076)	-6.8%	684	(24,548)	(27,591)	-11.0%	3,042
Minority Interests in Subsidiaries	(34)	(41)	-15.8%	6	(15)	128.8%	(19)	(80)	(3)	2203.3%	(77)
Recurring Net Income	**40,237**	**52,774**	**-23.8%**	**(12,537)**	**49,095**	**-18.0%**	**(8,858)**	**122,195**	**162,190**	**-24.7%**	**(39,995)**

Itaú Corpbanca 21

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlight

- Financial margin with clients is lower in the period due to a decrease in spreads on derivatives and foreign exchange transactions with clients partly offset by one more calendar day.
- Financial margin with the market decreased primarily due to a negative trend in the credit value adjustment (CVA) of derivatives due to lower interest rates in the United States as well as lower assets and liability management gains on the back of lower UF variation in the third quarter of 2019 (+0.5% in 3Q 2019 vs. +1.2% in 2Q 2019).

Managerial Financial Margin

Financial Margin with Clients
Ch$ 144.0 million
▼ **- 1.7%** (3Q19/2Q19)
▲ **+ 8.6%** (3Q19/3Q18)

Financial Margin with the Market
Ch$ 21.1 million
▼ **- 13.6%** (3Q19/2Q19)
▼ **- 25.3%** (3Q19/3Q18)

Ch$ million


160,739
28,163
132,576
173,031
15,660
157,371
148,203
7,389
140,814
170,880
24,364
146,516
165,086
21,051
144,034
3Q18
4Q18
1Q19
2Q19
3Q19
Financial Margin with Clients
Financial Margin with Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banki ng and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Workin g capital margin is the interest on working capital at the TPM interest rate.

Change in the Financial Margin with Clients Breakdown


146,516
(728)
(914)
1,006
(1,076)
(535)
(234)
144,034
1
2
3
4
5
2Q'19
Loan Portfolio Mix
Average Loan Portfolio, Loan Spreads and Liabilities Margin
Number of calendar days
Commercial spreads on derivatives and FX transactions with clients
Sale of student loans portfolio
Working Capital and other
3Q'19

1. **Mix of products (-Ch728 million):** the increase in commercial portfolios contributed to a higher share of products for these segments impacting the total financial margin with clients.
2. **Average asset portfolio, assets spreads and liabilities margin (-Ch$914 million):** decrease in weighted average spread of the loan portfolio was partially offset by the growth in the average portfolio.
3. **Number of calendar days (+Ch1,006 million)** one more calendar day during 3Q19.
4. **Commercial spreads on derivatives and FX transactions with clients (-Ch$1,076 million)**: decrease in derivatives and FX transactions with clients impacted financial margin with clients.
5. **Sale of student loans portfolio (-Ch$535 million).**

Itaú Corpbanca

22

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients



2.8%
3.3%
3.0%
3.0%
2.8%
2.2%
2.2%
2.2%
2.1%
2.0%
3Q18
4Q18
1Q19
2Q19
3Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	3Q19 Average Balance	3Q19 Financial Margin	3Q19 Average Rate	2Q19 Average Balance	2Q19 Financial Margin	2Q19 Average Rate
Financial Margin with Clients	**20,520,271**	**144,034**	**2.8%**	**19,498,398**	**146,516**	**3.0%**
Cost of Credit		(40,932)			(41,950)	
Risk-Adjusted Financial Margin with Clients	**20,520,271**	**103,103**	**2.0%**	**19,498,398**	**104,567**	**2.1%**

Financial Margin with Clients:

▼ - 23 bp

- Decrease in weighted average spread of the loan portfolio.

Risk-Adjusted Financial Margin with Clients:

▼ - 16 bp

- Decrease in weighted average spread of the loan portfolio was partly offset by decrease in cost of credit in the quarter.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased 13.6% in 3Q19 compared to 2Q19. This contraction was due to the negative impact of the movement of interest rates on CVA as well as lower gains from asset and liability management due to a decrease in inflation linked income driven by a lower variation of the UF in the quarter (+0.5% in 3Q 2019 vs +1.2% in 2Q 2019).



Ch$ million
25,473
21,138
18,894
17,116
28,163
15,660
7,389
24,364
21,052
3Q18
4Q18
1Q19
2Q19
3Q19
Financial Margin with the Market
1-year moving average

UF net exposure (Ch$ trillion)



2.2
1.7
1.9
2.0
2.2
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

UF — Unidad de Fomento (variation value)



0.7%
0.8%
0.0%
1.2%
0.5%
3Q18
4Q18
1Q19
2Q19
3Q19

Itaú Corpbanca 23

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the third quarter of 2019, commissions and fees amounted Ch$36.3 billion, a 11.6% decrease from the previous quarter mainly driven by lower fees from credit operations. This effect was partially offset by an increase in financial advisory fees that increased Ch$1.1 billion or 56.2% quarter over quarter, as we usually experience more cyclical behavior.
- Insurance brokerage fees and current account services and overdraft fees explains roughly 50% of our commission and fees pool in Chile (53% in 3Q19 vs. 48% in 2Q19).

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Insurance Brokerage	9,820	10,261	(441)	-4.3%	9,406	413	4.4%	29,569	28,817	752	2.6%
Credit Operations and Guarantees Provided	4,632	9,825	(5,193)	-52.9%	7,211	(2,579)	-35.8%	22,045	19,676	2,370	12.0%
Current Account Services and Overdraft Fees	9,304	9,353	(49)	-0.5%	9,024	279	3.1%	28,261	27,423	838	3.1%
Asset Management	4,255	3,848	407	10.6%	3,995	260	6.5%	11,840	11,573	268	2.3%
Financial Advisory	3,031	1,941	1,091	56.2%	2,689	342	12.7%	8,422	8,209	213	2.6%
Other	5,286	5,870	(584)	-10.0%	6,307	(1,022)	-16.2%	16,499	20,171	(3,672)	-18.2%
Total Commissions and Fees	**36,328**	**41,097**	**(4,769)**	**-11.6%**	**38,634**	**(2,306)**	**-6.0%**	**116,637**	**115,868**	**768**	**0.7%**

Commissions and Fees Breakdown

3Q19


15%
27%
8%
12%
13%
26%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Account Services and Overdraft Fees
Asset Management
Financial Advisory

2Q19


14%
25%
5%
9%
23%
24%
Insurance Brokerage
Credit Operations and Guarantees Provided
Current Accout Services and Overdraft Fees
Asset Management
Financial Advisory

Itaú Corpbanca

24

Management Discussion & Analysis | Income Statement Analysis

Cost of Credit

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Net Provision for Loan Losses	**(51,649)**	**(42,251)**	**(9,398)**	**22.2%**	**(29,507)**	**(22,142)**	**75.0%**	**(130,957)**	**(93,923)**	**(37,034)**	**39.4%**
Provision for Loan Losses	(64,425)	(53,765)	(10,660)	19.8%	(37,955)	(26,470)	69.7%	(163,766)	(120,990)	(42,776)	35.4%
Recovery of Loans Written Off as Losses	12,775	11,514	1,261	11.0%	8,448	4,328	51.2%	32,809	27,067	5,743	21.2%
Credit Value Adjustment (or "CVA"; ratings and collaterals effects)	10,718	301	10,417	-	86	10,631	-	11,503	8,835	2,668	30.2%
Cost of Credit	**(40,932)**	**(41,950)**	**1,018**	**-2.4%**	**(29,421)**	**(11,511)**	**39.1%**	**(119,454)**	**(85,088)**	**(34,366)**	**40.4%**

In the third quarter of 2019, cost of credit amounted to Ch$40.93 billion, a 2.4% decrease from the previous quarter despite a one time provision of Ch$25 billion approximately due to a regulatory change in the provisioning model for SMEs. This negative impact was offset by releases in corporate loan provisions.

Therefore, the favorable quarterly trend is mainly explained by a credit value adjustment in derivatives with clients due to positive collaterals effects.

When compared to the same quarter of 2018, cost of credit increased 39.1% due corporate credit events in the period partly offset by higher recoveries.

Cost of Credit and Loan Portfolio


1.2
0.7
0.9
1.0
0.9
37,955
68,419
45,577
53,765
64,425
29,421
50,732
36,572
41,950
40,932
3Q18
4Q18
1Q19
2Q19
3Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

At the end of the third quarter of 2019, our net provision for loan losses over loan portfolio decreased to 0.9% from 1.0% compared to the previous quarter and increased from 0.7% when compared to the third quarter of last year.

Allowance for Loan Losses and Loan Portfolio


2.31
2.50
2.49
2.45
2.39
2.44
2.44
2.44
2.40
368,129
399,511
397,884
393,190
389,024
403,730
408,953
418,106
424,424
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Allowances for loan losses (Ch$ million) - Chile
Allowances for loan losses / Loan portfolio (%)

As of September 30, 2019, our loan portfolio increased 2.9% from June 30, 2019, reaching Ch$17.8 trillion, whereas the allowance for loan losses increased 1.5% in the quarter, totaling Ch$424.4 billion. Therefore the ratio of allowance for loan losses to loan portfolio decreased from 2.44% to 2.40%.

Itaú Corpbanca
25

Management Discussion & Analysis | Income Statement Analysis

Credit Quality

Delinquency Ratios

Non-Performing Loans

Ch$ million


414,355
296,775
462,015
336,895
487,307
352,312
487,163
344,809
471,364
318,693
452,947
309,094
473,725
324,333
477,998
324,752
484,063
321,409
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Non-performing Loans over 90 days - Total
Non-performing Loans over 90 days - Chile

The portfolio of credits 90-day overdue decreased Ch$3.3 billion or 1.0% in the third quarter of 2019 driven by a Ch$8.8 billion or 3.9% decrease in our commercial loans NPLs, including a Ch$1.9 billion decrease in our student loans NPLs. Our retail loans portfolio NPLs increased by Ch$6.5 billion or 5.6% due to an increase in consumer loans mostly driven by September seasonality in Chile.

The NPLs increased Ch$2.7 billion or 0.9% from the same period of the previous year mainly explained by a Ch$7.7 billion increase in the our consumer loans NPLs partly offset by a Ch$4.6 million or 2.9% decrease in our commercial loans NPLs.

NPL Ratio (%) | over 90 days


1.86
2.12
2.21
2.13
1.95
1.84
1.92
1.88
1.80
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Chile

The NPL ratio of credits 90-day overdue decreased from 1.88% to 1.80% compared to the previous quarter. Compared to the same period of 2018, the ratio decreased 15 basis points driven by the aforementioned decrease in the consumer loans NPLs.

NPL Ratio (%) by Segments | over 90 days


3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Commercial
Comm. ex-Students loans
Mortgage
Consumer
Total

In the third quarter 2019, the NPL ratio over 90 days for consumer loans went up from 1.72% to 2.03% primarily driven by September seasonality in Chile. The NPL ratio for mortgage loans decreased from 1.67% to 1.61% compared to the previous quarter. Compared to the same period of 2018, our mortgage NPL ratio decreased 13 basis.

The NPL ratio decreased by 13 basis points for commercial loans compared to the previous quarter from 1.97% to 1.84%. When excluding student loans from this portfolio, the commercial ex student loans NPL reached 1.38%, decreasing 11 basis points compared to the previous quarter.

The latter decrease led to a reduction of 8 basis points in our total NPL ratio.

Coverage Ratio (%) | 90 days


124
119
113
114
122
131
126
129
132
Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Jun-19 Sep-19
Chile

As of September 30, 2019, the 90-day coverage ratio reached 132%, three percentage points up from the previous quarter driven by the increase in consumer loans NPLs .

Compared to September 30, 2018 the total 90-day coverage ratio increased 10 percentage points also reflecting the increase in consumer loans NPLs. September 2019 seasonality in Chile was higher than in previous year.

Itaú Corpbanca

26

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


1.49
0.84
0.82
0.81
0.93
0.88
1.07
0.88
0.85
33.6
32.7
32.1
37.4
35.8
44.5
37.1
36.2
65.7
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Write-off (Ch$ billion) -Chile
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

In the third quarter of 2019, the loan portfolio write-off totaled Ch$65.7 billion, a 81.5% increased compared to the previous quarter due to corporate loans write-offs in September. Therefore, the ratio of written-off operations to loan portfolio average balance went up reaching 1.49%, 64 basis points higher compared to the second quarter of 2019.

Recovery of Loans Written-off as Losses


Ch$ million
8,448
17,801
8,520
11,514
12,775
3Q18
4Q18
1Q19
2Q19
3Q19
Recovery of Loan Written-off as Losses (Ch$ million) - Chile

In the third quarter of 2019, income from recovery of loans written-off increased Ch$1.3 billion, or 11.0%, from the previous quarter.

When compared to third quarter of 2018, the income from recovery of loans written-off increased Ch$4.3 billion, or 51.2%, compared to the same period of the previous year.

NPL Creation


Ch$ billion
47.5
72.8
47.6
29.9
9.7
34.9
52.3
36.7
62.3
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Chile

In the third quarter of 2019, NPL creation reached Ch$62.3 billion, an increase of 70% compared to the previous quarter driven by the aforementioned increase in consumer loans NPLs due to September 2019 seasonality. In 2019 seasonality was higher than in 2018 due to a larger holiday and at the same time write-offs were higher. Thus, the increase when comparing NPL creation from third quarter 2019 versus third quarter 2018 is even higher.

NPL Creation Coverage


391
196
87
147
103
3Q18
4Q18
1Q19
2Q19
3Q19
Chile (%)

In the third quarter of 2019, total NPL Creation coverage reached 103%, which means that the provision for loan losses in the quarter was higher than NPL Creation. The trend shown since 4Q16 demonstrates that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca 27

Management Discussion & Analysis | Income Statement Analysis

Itaú

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$110.8 billion in the quarter, a 1.5% decrease from the previous quarter and was flat when compared to the twelve-month period, below our estimate of 2.8% for Chile's CPI inflation for 2019.

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Personnel expenses	(50,239)	(52,502)	2,263	-4.3%	(55,006)	4,767	-8.7%	(152,613)	(150,969)	(1,643)	1.1%
Administrative expenses	(48,979)	(50,626)	1,647	-3.3%	(47,007)	(1,972)	4.2%	(151,866)	(155,713)	3,847	-2.5%
Personnel and Administrative Expenses	**(99,218)**	**(103,128)**	**3,910**	**-3.8%**	(102,013)	2,795	-2.7%	**(304,479)**	(306,682)	2,203	-0.7%
Depreciation. amortization and Impairment	(11,601)	(9,391)	(2,211)	23.5%	(8,753)	(2,848)	32.5%	(30,050)	(23,043)	(7,006)	30.4%
Total Non-interest Expenses	**(110,820)**	**(112,519)**	**1,699**	**-1.5%**	**(110,766)**	**(53)**	**0.0%**	**(334,528)**	**(329,725)**	**(4,803)**	**1.5%**

Personnel Expenses

Personnel expenses totaled Ch$50.2 billion in the third quarter of 2019, a 4.3% decrease when compared to the previous quarter mainly due to lower performance bonuses. Compared to the third quarter of 2018, there is a 8.7% decrease in expenses also explained by lower performance bonuses, a decrease in severances as well as lower headcount.

Administrative Expenses

Administrative expenses amounted to Ch$49.0 billion in the third quarter of 2019, a 3.3% decrease when compared to the previous quarter due to a decrease in general expenses. When compared to third quarter of 2018, there was a 4.2% increase in expenses.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$11.6 billion in the third quarter of 2019, an 23.5% increase when compared to the second quarter of 2019. When compared to the third quarter of 2018, there was an 32.5% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


0.3%
-2.1%
-0.6%
0.2%
-0.6%
-1.8%
-2.3%
-0.8%
0.5%
5,974
5,848
5,813
5,822
5,788
5,685
5,557
5,510
5,538
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Chile
∆% QoQ

5,538
Headcount in Chile and New York at the end of the 3Q19

▲ **+ 0.5%** (3Q19/2Q19)

▼ **- 4.3%** (3Q19/3Q18)

The total number of employees including the Itaú Corpbanca New York branch was 5,538 at the end of the third quarter of 2019 compared to 5,510 in the second quarter of 2019 and 5,788 at the end of the third quarter of 2018, a 4.3% reduction in headcount in the twelve-month period.

Itaú Corpbanca

28

Management Discussion & Analysis | Income Statement Analysis

Itaú

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit.



70.3%
76.8%
78.8%
72.9%
75.3%
55.6%
53.1%
59.3%
53.1%
55.0%
3Q'18
4Q'18
1Q'19
2Q'19
3Q'19
Efficiency ratio
Risk Adjusted Efficiency ratio

Risk-Adjusted Efficiency Ratio = Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit / Managerial Financial Margin + Commission and Fees

Efficiency Ratio

In the third quarter of 2019, our efficiency ratio reached 55.0%, a deterioration of 1.9 percentage points when compared to the second quarter of 2019. This was mainly due to lower operating revenues mainly due to a negative trend in CVA as well as a decrease in financial margin with market driven by lower UF variation.

When compared to the third quarter of 2018, the efficiency ratio was almost flat (-50 basis points).

Risk-Adjusted Efficiency Ratio[1]

The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 75.3% in the third quarter of 2019, a deterioration of 2.4 percentage points compared to the previous quarter as a result of lower operating revenues in the period as previously mentioned in this report, partially offset by a 2.4% decrease in cost of credit.

When compared to the third quarter of 2019, the risk-adjusted efficiency ratio deteriorated by 5.1 percentage points due a 39.1% increase in the cost of credit.

1 Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

Net Operating Profit Before Credit & Counterparty Losses Distribution

The chart below shows the portions of operating revenues used to cover non-interest expenses and cost of credit.



Operating Revenues
(-)
Efficiency Ratio
(-)
Cost of Credit / Operating Revenues
=
Income before Tax and Minority interest / Operating Revenues
55.5
14.8
29.7
53.1
23.7
23.2
59.3
19.5
21.2
53.1
19.8
27.1
55.0
20.3
24.7
3Q'18
4Q'18
1Q'19
2Q'19
3Q'19

Itaú Corpbanca 29

Management Discussion & Analysis | Income Statement Analysis
Itaú

Distribution Network

Points of Service in Chile

Our distribution network provides integrated financial services and products to our customers through diverse channels, including ATMs, branch offices (physical and digital), mobile banking, internet banking and telephone banking.

Branches | Chile and New York

As of September 30, 2019 we had 194 branches, stable when compared to the second quarter of 2019 and 8 branches lower or 4.0% less than in the third quarter of 2018. The latter is due to the second part of our enhanced branch network strategy meant to create additional savings after the Legal Day One (April 1, 2016).

In addition, starting in the fourth quarter 2017 we have further enhanced "Banco Condell" through the integration of 24 branches to "Itaú" spaces, enabling not only cost and operating savings but increasing productivity and customer satisfaction.

As a result, the brand composition in Chile has changed. By the end of the third quarter of 2019, we operated (i) 138 branch offices under the "Itaú" brand (24 exclusive for our segment Itaú Personal Bank, being one of them a digital branch); and (ii) 55 branches under the "Banco Condell" brand –our consumer finance division– (31 exclusive Condell branches and 24 integrated branches). We also have one branch in New York.


1.5%
-1.0%
0.0%
0.0%
0.0%
-4.0%
0.0%
71
56
55
55
55
55
55
55
55
138
145
149
147
147
147
147
139
139
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Itaú
Banco Condell*
Δ% Branches Chile QoQ

* *Historical data prior to 4Q 2017 includes "CorpBanca" branches*

Automated Teller Machines (ATMs) | Chile

By the end of the third quarter of 2019, the number of ATMs totaled 458 in Chile, 6 ATMs lower or 1.3% when compared to both the quarter of 2019 and 2018. Also a decrease of 38 ATMs or 7.7% since Legal Day One. Additionally, our customers had access to over 7,840 ATMs in Chile through our agreement with Redbanc.


-5.5%
0.6%
0.2%
-0.9%
-0.4%
0.0%
-0.2%
0.2%
-1.3%
245
234
50
34
14
14
13
12
12
221
235
420
432
450
450
450
452
446
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Itaú
Banco Condell*
Δ% ATMs Chile QoQ

* *Historical data prior to 1Q 2018 includes "Corpbanca" ATM's.*

Itaú Corpbanca
30

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- At the end of the third quarter of 2019, our total consolidated credit portfolio in Chile reached Ch$17.8 trillion, an increase of 2.9% from the previous quarter and of 8.7% from the third quarter of 2018.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better under standing of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Wholesale lending	**11,884,880**	**11,529,985**	**3.1%**	**10,908,839**	**8.9%**
Commercial loans	10,066,389	9,897,268	1.7%	9,497,298	6.0%
Foreign trade loans	1,100,862	939,648	17.2%	830,314	32.6%
Leasing and factoring	717,629	693,069	3.5%	581,227	23.5%
Retail lending	**5,925,995**	**5,786,612**	**2.4%**	**5,469,535**	**8.3%**
Residential Mortgage loans	**4,040,448**	**3,940,821**	**2.5%**	**3,805,709**	**6.2%**
Consumer loans	**1,885,547**	**1,845,791**	**2.2%**	**1,663,826**	**13.3%**
Consumer installment loans	1,292,760	1,270,650	1.7%	1,135,949	13.8%
Current account overdrafts	202,677	199,415	1.6%	202,846	-0.1%
Credit card debtors	389,614	375,205	3.8%	324,415	20.1%
Other loans and receivables	496	521	-4.8%	616	-19.5%
TOTAL LOANS	**17,810,875**	**17,316,597**	**2.9%**	**16,378,374**	**8.7%**

Our portfolio in Chile grew 8.7% year-over-year, showing a gradual convergence to the pace of the overall market. This comes as the result of the dynamics we've been highlighting in our previous reports .

Our commercial loans, continue to converge to market pace as we concluded the reduction of non-core exposures and further strengthened client relationships and service levels. In the third quarter of 2019, this portfolio increased 3.1%, totaling Ch$11.88 trillion. We have grown our commercial portfolio at a pace of 8.9% in the last 12-month period ended September 30, 2019 and 10.1% when excluding student loans that are part of this portfolio.

Our retail loan portfolio reached Ch$5.93 trillion at the end of the third quarter of 2019, an increase of 2.4% compared to the previous quarter. Our consumer loan portfolio continues to outperform the overall market speed by over 20%, leveraged by our segmentation strategy and improvements in digital offer and overall client service and should continue to lead our rebalance to a higher yielding portfolio mix. On the mortgage front, we expect to continue to boost recent trends as we have redesigned our operational model and value proposition for this product.

In the third quarter of 2019, economic activity is set to lift growth for the year partly due to base effects, with the growth for September likely to be the year's peak near 4%. August activity surprised sharply to the upside (3.7% year-over-year), creating an upside bias to our 2.2% growth forecast for the year (4% last year).

Nevertheless, given depressed sentiment, weak exports and falling labor participation, it is uncertain whether this is a one-off boost or a change in the trend. Meanwhile, consumer price inflation remains low, with annual inflation ticking down 0.2 percentage points from June to 2.1% at the close of 3Q19, far below the central bank's 3% target. Core service inflation, a measure sensitive to demand pressures, dropped to its lowest level since 2009.

Despite the recent growth surprise, the economic activity outlook remains uncertain –in part affected by reduced external impulse– and inflationary pressures contained, resulting in the central bank cutting the policy rate by 50 basis points at the September meeting to 2.0%. As expected, in October there was an additional 25 basis points rate cut, to 1.75%, while the timing of the final cut of the cycle –that would bring the policy rate to 1.5%– is less clear.

Itaú Corpbanca

31

Management Discussion & Analysis | Income Statement Analysis

Itaú

Managerial Results | Breakdown for Colombia

Net Income analysis for Colombia presented below is based on the Managerial Income Statement with the adjustments shown on pages 19 and 20:

In Ch$ million	3Q'19			2Q'19			%	3Q'18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**78,131**	**(545)**	**77,586**	**82,248**	**(404)**	**81,844**	**-5.2%**	**82,004**	**(4,564)**	**77,440**	**0.2%**
Managerial Financial Margin	68,114	(473)	67,641	73,009	(363)	72,647	-6.9%	71,465	(3,977)	67,488	0.2%
Financial Margin with Clients	57,694	(385)	57,309	60,407	(286)	60,121	-4.7%	61,489	(3,426)	58,063	-1.3%
Financial Margin with the Market	10,420	(87)	10,332	12,602	(76)	12,526	-17.5%	9,975	(550)	9,425	9.6%
Commissions and Fees	10,017	(72)	9,945	9,239	(42)	9,197	8.1%	10,540	(588)	9,952	-0.1%
Cost of Credit	**(23,323)**	**133**	**(23,190)**	**(15,403)**	**93**	**(15,310)**	**51.5%**	**(22,028)**	**1,229**	**(20,799)**	**11.5%**
Provision for Loan Losses	(28,636)	171	(28,465)	(19,880)	116	(19,765)	44.0%	(24,817)	1,385	(23,432)	21.5%
Recovery of Loans Written Off as Losses	5,313	(38)	5,275	4,477	(23)	4,454	18.4%	2,789	(155)	2,634	100.3%
Non-interest Expenses	**(45,747)**	**310**	**(45,437)**	**(44,665)**	**219**	**(44,446)**	**2.2%**	**(46,185)**	**2,571**	**(43,614)**	**4.2%**
Personnel Expenses	(22,402)	154	(22,248)	(22,059)	107	(21,952)	1.3%	(22,081)	1,230	(20,851)	6.7%
Administrative Expenses	(18,364)	124	(18,241)	(17,299)	87	(17,212)	6.0%	(21,224)	1,183	(20,041)	-9.0%
Depreciation, Amortization and Impairment	(4,981)	33	(4,948)	(5,307)	25	(5,281)	-6.3%	(2,880)	158	(2,722)	81.8%
Income before Tax and Minority Interests	**9,060**	**(102)**	**8,958**	**22,180**	**(93)**	**22,087**	**-59.4%**	**13,791**	**(764)**	**13,027**	**-31.2%**
Income Tax Expense	(1,749)	35	(1,714)	(8,036)	25	(8,011)	-78.6%	(3,996)	231	(3,765)	-54.5%
Minority Interests in Subsidiaries	(2,355)	21	(2,334)	(4,388)	21	(4,367)	-46.6%	(2,923)	159	(2,764)	-15.6%
Costs of hedge positions	(2,656)	16	(2,640)	(2,135)	4	(2,131)	23.9%	(5,229)	283	(4,946)	-46.6%
Recurring Net Income	**2,301**	**(30)**	**2,271**	**7,620**	**(42)**	**7,579**	**-70.0%**	**1,643**	**(91)**	**1,552**	**46.3%**

In Ch$ million	9M19			9M18			%
	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Nominal Currency	Exchange Rate Effect[1]	Constant Currency	Change in Constant Currency
Operating Revenues	**245,952**	**(2,229)**	**243,723**	**239,996**	**(9,680)**	**230,316**	**5.8%**
Managerial Financial Margin	217,325	(1,969)	215,356	212,065	(8,496)	203,569	5.8%
Financial Margin with Clients	179,441	(1,572)	177,870	184,201	(7,316)	176,885	0.6%
Financial Margin with the Market	37,884	(397)	37,487	27,865	(1,180)	26,685	40.5%
Commissions and Fees	28,626	(260)	28,367	27,931	(1,184)	26,747	6.1%
Cost of Credit	**(63,793)**	**561**	**(63,233)**	**(86,357)**	**3,249**	**(83,107)**	**-23.9%**
Provision for Loan Losses	(76,735)	673	(76,062)	(93,426)	3,561	(89,865)	-15.4%
Recovery of Loans Written Off as Losses	12,942	(112)	12,830	7,069	(312)	6,757	89.9%
Non-interest Expenses	**(133,581)**	**1,180**	**(132,401)**	**(137,521)**	**5,532**	**(131,989)**	**0.3%**
Personnel Expenses	(66,743)	592	(66,151)	(65,958)	2,607	(63,352)	4.4%
Administrative Expenses	(53,250)	481	(52,770)	(63,639)	2,582	(61,057)	-13.6%
Depreciation, Amortization and Impairment	(13,588)	107	(13,481)	(7,923)	343	(7,580)	77.8%
Income before Tax and Minority Interests	**48,578**	**(488)**	**48,090**	**16,119**	**(899)**	**15,220**	**216.0%**
Income Tax Expense	(16,290)	161	(16,129)	3,135	7	3,142	-
Minority Interests in Subsidiaries	(10,122)	103	(10,019)	(5,548)	262	(5,286)	89.5%
Costs of hedge positions	(7,241)	25	(7,216)	(10,083)	381	(9,702)	-25.6%
Recurring Net Income	**14,924**	**(199)**	**14,725**	**3,623**	**(249)**	**3,373**	**336.5%**

(1) Refers to the elimination of the impact of the foreign exchange rate variation, by converting all figures from each of the periods analyzed at a single foreign exchange rate: Ch$0.2092 per COP as of September 30, 2019.

Itaú Corpbanca

32

Management Discussion & Analysis Income Statement Analysis Managerial Financial Margin Highlight · Financial margin with clients is lower due to a normalization derived from the sale of corporate assets as well as dividends received in the previous quarter partly offset by the growth in average portfolio and one more of calendar day. · Financial margin with the market is lower driven primarily by lower gains in asset and liability management and trading results in the quarter. Ch$ million 69,775 75,069 72,647 Managerial Financial Margin 67,488 67,641 9,425 8,130 14,629 12,526 10,332 Financial Margin with Clients —4.7% (3Q19/2Q19) Ch$ 57.3 million —1.3% (3Q19/3Q18) 61,646 60,440 60,121 58,063 57,309 Financial Margin with the Market —17.5% (3Q19/2Q19) Ch$ 10.3 million + 9.6% (3Q19/3Q18) 3Q18 4Q18 1Q19 2Q19 3Q19 Financial Margin with Clients Financial Margin with Market Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019. Financial Margin with Clients Financial margin with clients comprises our spread -sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and the cost of money charged by treasury banki ng and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Workin g capital margin is the interest on working capital at the TPM interest rate. Change in the Financial Margin with Clients Breakdown (166) (2,992) 306 (448) 488 60,121 57,309 1 2 3 2Q’19 Loan Portfolio Mix Average Loan Portfolio, Loan Number of calendar days Commercial spreads on derivatives Working Capital and other 3Q’19 Spreads and Liabilities Margin and FX transactions with clients Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean pe so at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019. 1 Average asset portfolio, assets spreads and liabilities margin (-Ch2,992 million): the effect of the decrease in the average portfolio. 2 Number of calendar days (+Ch306million): benefited by one more calendar day in the quarter. 3 Commercial spreads on derivatives and FX transactions with clients (-Ch488 million): impacted by FX transaction with clients. Itaú Corpbanca 33

Management Discussion & Analysis | Income Statement Analysis

Annualized average rate of financial margin with clients


3.8%
4.0%
4.2%
3.9%
3.9%
2.4%
3.0%
2.4%
2.9%
2.3%
3Q18
4Q18
1Q19
2Q19
3Q19
Financial margin with clients
Risk-adjusted financial margin with clients

In Ch$ millions, end of period	3Q19			2Q19		
	Average Balance	Financial Margin	Average Rate	Average Balance	Financial Margin	Average Rate
Financial Margin with Clients	5,926,566	57,309	3.9%	6,275,066	60,121	3.9%
Cost of Credit		(23,190)			(15,310)	
Risk-Adjusted Financial Margin with Clients	5,926,566	34,118	2.3%	6,275,066	44,810	2.9%

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

Financial Margin with Clients:

0 bp

- Negative impact associated with sale of corporate assets in 1Q 2019.

Risk-Adjusted Financial Margin with Clients:

▼ - 59 bps

- Decrease in the rate of financial margin with clients is driven by the increase in cost of credit.

Financial Margin with the Market

Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM – Assets and Liability Management), tenors and interest, foreign exchange and other rates and (ii) treasury trading that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Financial margin with the market decreased by 17.5% in 3Q19 compared to 2Q19. This decrease was due to lower gains in assets and liability management and trading results in the period on the back of last quarter gains on available for sale investments.


Ch$ million
8,704
10,615
11,177
11,404
9,425
8,130
14,629
12,526
10,332
3Q18
4Q18
1Q19
2Q19
3Q19
Financial Margin with the Market
1-year moving average

Note: Figures are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

Itaú Corpbanca
34

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees

Highlights

- In the third quarter of 2019, commissions and fees amounted to Ch$9.9 billion, a 8.1% increase from the previous quarter mainly driven by higher fees from asset management as well as financial advisory. These positive effects were partially offset by a decrease in credit operations and insurance brokerage fees that were down by 20.7% and 10.6%, respectively, in the quarter.
- When compared to the same quarter of 2018, commissions and fees were almost flat.
- Asset management fees and cash fees explains roughly 50% of our commission and fees pool in Colombia (33% and 18%, respectively in 3Q19, stable when compared to 2Q19).

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Insurance Brokerage	1,499	1,677	(178)	-10.6%	1,657	(157)	-9.5%	5,112	4,545	567	12.5%
Credit Operations and Guarantees Provided	929	1,171	(242)	-20.7%	1,261	(332)	-26.3%	3,360	3,416	(56)	-1.6%
Asset Management	3,301	3,059	243	7.9%	2,712	589	21.7%	9,141	7,607	1,535	20.2%
Financial Advisory	849	705	144	20.5%	1,727	(877)	-50.8%	2,303	3,398	(1,096)	-32.2%
Cash Management	1,756	1,647	110	6.7%	1,369	387	28.2%	4,881	4,257	624	14.7%
Other	1,609	938	671	71.5%	1,226	383	31.3%	3,570	3,524	46	1.3%
Total Commissions and Fees	**9,945**	**9,197**	**748**	**8.1%**	**9,952**	**(7)**	**-0.1%**	**28,367**	**26,747**	**1,620**	**6.1%**

Note: Commissions and fees for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

Commissions and Fees Breakdown

3Q19


16%
15%
9%
18%
9%
33%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management

2Q19


10%
18%
18%
13%
8%
33%
Insurance Brokerage
Credit Operations and Guarantees Provided
Asset Management
Financial Advisory
Cash Management

Itaú Corpbanca 35

Management Discussion & Analysis | Income Statement Analysis

Itaú

Cost of Credit

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Provision for Loan Losses	(28,465)	(19,765)	(8,701)	44.0%	(23,432)	(5,033)	21.5%	(76,062)	(89,865)	13,802	-15.4%
Recovery of Loans Written Off as Losses	5,275	4,454	821	18.4%	2,634	2,641	100.3%	12,830	6,757	6,072	89.9%
Cost of Credit	**(23,190)**	**(15,310)**	**(7,880)**	**51.5%**	**(20,799)**	**(2,391)**	**11.5%**	**(63,233)**	**(83,107)**	**19,875**	**-23.9%**

Note: Cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

In the third quarter of 2019, cost of credit amounted to Ch$23.2 billion, a 51.5% increase from the previous quarter. When compared to the third quarter of 2018, there was a 11.5% increase due to higher cost of credit related to wholesale clients partly offset by an increase in loans written off recoveries in the period.

Cost of Credit and Loan Portfolio


1.7
1.4
2.1
1.3
2.0
23,432
20,799
22,322
15,967
27,833
24,732
19,765
15,310
28,465
23,190
3Q18
4Q18
1Q19
2Q19
3Q19
Provision from loan losses (Ch$ million)
Cost of credit (Ch$ million)
Cost of credit / Loan portfolio* - Annualized (%)

Note: Provision from loan losses and cost of credit for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

At the end of the third quarter of 2019, our provision for loan losses over loan portfolio was 2.0%, an increase of 66 basis points compared to the previous quarter and of 23 basis points compared to the third quarter of last year as we had corporate credit events in the period.

Allowance for Loan Losses and Loan Portfolio


5.28
5.83
6.40
6.02
5.72
5.63
5.72
5.44
5.30
248,054
277,005
283,111
271,523
260,154
259,161
260,606
253,930
249,075
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
Allowances for loan losses (Ch$ million) - Colombia
Allowances for loan losses /Loan portfolio (%)

Note: Allowance for loan losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

As of September 30, 2019, the loan portfolio decreased by 0.1% in constant currency compared to June 30, 2019, reaching Ch$4.69 trillion, whereas the allowance for loan losses decreased 1.9% in the quarter, totaling Ch$249.1 billion. The ratio of allowance for loan losses to loan portfolio decreased from 5.44% as of June 30, 2019 to 5.30% as of September 30, 2019.

Itaú Corpbanca

36

Management Discussion & Analysis Income Statement Analysis Credit Quality Delinquency Ratios Non-Performing Loans Ch$ million NPL Ratio (%) by Segments | over 90 days Note: NPLs for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019. In September 2019, the NPL ratio over 90 days for consumer loans increased by 13 basis points reaching 2.02%. At the same time, the NPL ratio for The portfolio of credits 90 days overdue increased 7.2% in the third quarter of mortgage loans increased by 4 basis points (from 4.31% to 4.35%) from the 2019 compared to previous quarter and 13.0% compared to same period of previous quarter. the previous year, driven by an increase in NPLs of commercial loans 90 days overdue. The NPL ratio also increased by 28 basis points for commercial loans from 3.39% to 3.67% compared to June 30, 2019. NPL Ratio (%) | over 90 days Coverage Ratio (%) | 90 days The NPL ratio of credits 90 days overdue increased 24 basis points in the third quarter of 2019 compared to the previous quarter, and reached 3.47% by the As of September 30, 2019, the 90-day coverage ratio reached 153%, a end of September 2019. Compared to the same period of 2018, the ratio decrease of 14 percentage points compared to the previous quarter. On a increased 28 basis points, mainly due to the increase in the delinquency rates 12-month comparison, the total 90-day coverage ratio decreased 28 of commercial loans. percentage points. It is important to note that we maintain a high coverage for the Colombian loan portfolio given that the regulatory criteria that we have to follow for that portfolio –given that for consolidation purposes only– our policy is to apply the most conservative provisioning rule between Chile and Colombia. Itaú Corpbanca 37

Management Discussion & Analysis | Income Statement Analysis

Loan Portfolio Write-Off


3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
30.7 8.3 22.6 45.0 39.4 12.4 19.4 23.4 21.6
2.59 0.73 2.01 3.93 3.46 1.08 1.69 1.99 1.85
Write-off (Ch$ billion) - Colombia
Write-off / Loan Portfolio* - Annualized (%)

* Loan portfolio average balance of the two previous quarters.

Note: Write-off for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

In the third quarter of 2019, the loan portfolio write-off totaled Ch$21.6 billion, a 7.8% decrease compared to the previous quarter. The ratio of written-off operations to loan portfolio average balance reached 1.85%, 14 basis points decrease compared to the second quarter of 2019.

NPL Creation


Ch$ billion
46.6 22.5 25.9 47.9 49.9 9.1 24.8 29.1 32.5
3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19
Colombia

Note: NPL creation for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

In the third quarter of 2019, NPL Creation reached Ch$32.5 billion up 11.8% compared to the previous period.

Recovery of Loans Written-off as Losses


Ch$ million
2,634 6,354 3,101 4,454 5,275
3Q18 4Q18 1Q19 2Q19 3Q19
Recovery of Loan Written-off as Losses (Ch$ million) - Colombia

Note: Recovery of loans written-off as losses for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

In this quarter, income from recovery of loans written-off as losses increased Ch$821 million, or 18.4% from the previous quarter.

In the third quarter of 2019, the income from recovery of loans written-off as losses increased by Ch$2.6 billion or 2.0x compared to the same period of the previous year.

NPL Creation Coverage


48 583 112 73 92
3Q18 4Q18 1Q19 2Q19 3Q19
Colombia (%)

In the third quarter of 2019, total NPL Creation coverage reached 92%, an increase compared to the previous quarter. This means that the provision for loan losses in the quarter was lower than NPL Creation. The trend shown since 4Q16 reflects that our portfolio is still more concentrated in wholesale loans where we anticipate the provision compared to overdue loans.

Itaú Corpbanca 38

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- Non-interest expenses amounted to Ch$45.4 billion in the quarter, a 2.2% increase as compared to the second quarter of 2019 on the back of higher administrative expenses and a 4.2% increase compared to the third quarter of 2018 due to higher depreciation and amortization and personnel expenses.

In Ch$ million	3Q19	2Q19	change		3Q18	change		9M19	9M18	change	
Personnel expenses	(22,248)	(21,952)	(296)	1.3%	(20,851)	(1,397)	6.7%	(66,151)	(63,352)	(2,799)	4.4%
Administrative expenses	(18,241)	(17,212)	(1,029)	6.0%	(20,041)	1,800	-9.0%	(52,770)	(61,057)	8,287	-13.6%
Personnel and Administrative Expenses	**(40,489)**	**(39,165)**	**(1,325)**	**3.4%**	**(40,892)**	**403**	**-1.0%**	**(118,920)**	**(124,409)**	**5,488**	**-4.4%**
Depreciation, amortization and impairment	(4,948)	(5,281)	333	-6.3%	(2,722)	(2,226)	81.8%	(13,481)	(7,580)	(5,901)	77.8%
Total Non-interest Expenses	**(45,437)**	**(44,446)**	**(992)**	**2.2%**	**(43,614)**	**(1,823)**	**4.2%**	**(132,401)**	**(131,989)**	**(412)**	**0.3%**

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2092 per COP as of September 30, 2019.

Personnel Expenses

Personnel expenses reached Ch$22.2 billion in the third quarter of 2019, a 1.3% increase when compared to the previous quarter. Compared to the third quarter of 2018, there is a 6.7% increase in expenses.

Administrative Expenses

Administrative expenses amounted to Ch$18.2 billion in the third quarter of 2019, a 6.0% increase when compared to the previous quarter on the back of higher general expenses. When compared to third quarter of 2018, there was a 9.0% decrease in expenses primarily due to lower tax expenses and third-party services.

Depreciation and Amortization

Depreciation, amortization and impairment expenses totaled Ch$4.9 billion in the third quarter of 2019, a 6.3% decrease when compared to the second quarter of 2019. When compared to the third quarter of 2018, there was an 81.8% increase, explained primarily by the investment made in development of software and systems which increased the base of intangibles on our balance sheet.

Headcount


3,430
3,417
Sep-17
Dec-17
Mar-18
Jun 18
Sep 18
Dec 18
Mar 19
Jun 19
Sep 19
Colombia
Δ% QoQ

3,417
Headcount in Colombia and Panamá at the end of the 3Q19

▼ - 0.4% (3Q19/2Q19)

▼ - 2.3% (3Q19/3Q18)

The total number of employees including Itaú (Panama) was 3,417 at the end of the third quarter of 2019 compared to 3,430 in the second quarter of 2019 and 3,498 at the end of the third quarter of 2018, a 2.3% reduction in headcount for a 12-month period ended September 30, 2019.

Itaú Corpbanca

39

Management Discussion & Analysis | Income Statement Analysis

Itaú

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the result from loan losses.


83.2%
74.6%
79.7%
73.0%
88.4%
56.3%
54.9%
50.4%
54.3%
58.6%
3Q'18
4Q'18
1Q'19
2Q'19
3Q'19
Efficiency ratio
Risk Adjusted Efficiency ratio

Note: Managerial results for Colombia are expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2092 per COP as of September 30, 2019.

Risk-Adjusted Efficiency Ratio = (Non-interest Expenses (Personnel + Administrative + Depreciation & Amortization + Impairment) + Cost of Credit) / (Managerial Financial Margin + Commissions and Fees)

Efficiency Ratio

In the third quarter of 2019, our efficiency ratio reached 58.6%, a deterioration of 42 basis points when compared to the second quarter of 2019. This was mainly due to lower operating revenues driven by lower financial margin as well as higher non-interest expenses.

When compared to the third quarter of 2018, the efficiency ratio deteriorated 2.2 percentage points, explained by a decrease in operating revenues on the back of lower financial margin as well as higher non-interest expenses.

Risk-Adjusted Efficiency Ratio[1]

The risk-adjusted efficiency ratio, which also includes the cost of credit, reached 88.4% in the third quarter of 2019, a deterioration of 15.4 percentage points, compared to the previous quarter as a result of higher cost of credit as well as lower operating revenues as previously mentioned in this report.

When compared to the third quarter of 2018, the risk-adjusted efficiency ratio deteriorated by 5.2 percentage points due a 5.9% increase in cost of credit and a 4.7% reduction in operating revenues.

1 Starting 3Q19 we are adding the cost of credit to the non-interest expenses for the calculation of the risk-adjusted efficiency ratio, instead of deducting it from the operating revenues. Previous quarters have been recalculated for comparison purposes.

Net Operating Profit Before Loan Losses Distribution

The chart below shows the portions of net operating profit before loan losses used to cover operating expenses and result fro m loan losses.

Operating Revenues (-) Efficiency Ratio (-) Cost of Credit / Operating Revenues = Income before Tax and Minority interest / Operating Revenues


56.3
26.9
16.8
54.9
19.7
25.4
50.4
29.3
20.3
54.3
18.7
27.0
58.6
29.9
11.6
3Q'18
4Q'18
1Q'19
2Q'19
3Q'19

Itaú Corpbanca

40

Management Discussion & Analysis Income Statement Analysis Distribution Network Points of Service in Colombia Automated Teller Machines (ATMs) | Colombia Our distribution network provides integrated financial services and By the end of the third quarter of 2019, the number of ATMs totaled 170 products to our customers through diverse channels, including ATMs, in Colombia, almost stable compared to the second the quarter of 2019. branch offices, internet banking and telephone banking . Additionally, our customers had access to over 16,000 ATMs in Colombia through Colombia’s financial institutions. Branches | Colombia and Panama As of September 30, 2019 we had 153 branches in both Colombia and Panama under the brand “Itaú”, 4 branches or 2.5% less compared to the previous quarter , totaling 19 branches or 11.0% lower since the commencement of the integration process in the second quarter of 2017. The process began in May 2017 with the introduction of the “Itaú” brand in the retail market which was completed after the rebranding of the Helm’s branch network. By the third quarter of 2017 we started the branch network migration with a pilot test. The process continued with 77% braches migrated by fourth quarter 2017 and it was fully completed in January 2018, earlier than expected. Itaú Corpbanca 41

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlight

- Excluding the effect of the foreign exchange variation, at the end of the third quarter of 2019, the Colombian portfolio decreased 0.1% and reached Ch$4.69 trillion when compared to the previous quarter and increased 4.0% during the 12-month period ended September 30, 2018.

Credit Portfolio by Products

In the following table, the loan portfolio is split into two groups: wholesale lending and retail lending. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Wholesale lending	**3,259,731**	**3,231,198**	**0.9%**	**3,032,722**	**7.5%**
Commercial loans	2,796,791	2,744,473	1.9%	2,574,480	8.6%
Current account overdrafts	15,332	14,839	3.3%	9,571	60.2%
Leasing and factoring	436,022	444,946	-2.0%	436,790	-0.2%
Other loans and receivables	11,586	26,941	-57.0%	11,880	-2.5%
Retail lending	**1,428,867**	**1,463,120**	**-2.3%**	**1,476,704**	**-3.2%**
Residential Mortgage loans	**605,807**	**600,093**	**1.0%**	**569,563**	**6.4%**
Housing leasing	307,522	308,777	-0.4%	303,326	1.4%
Other mortgage loans	298,285	291,316	2.4%	266,237	12.0%
Consumer loans	**823,060**	**863,027**	**-4.6%**	**907,141**	**-9.3%**
Consumer loans payments	657,185	690,484	-4.8%	737,600	-10.9%
Current account overdrafts	2,697	2,755	-2.1%	3,072	-12.2%
Credit card debtors	116,242	119,604	-2.8%	106,774	8.9%
Leasing consumer	3,074	3,796	-19.0%	6,663	-53.9%
Other loans and receivables	43,862	46,387	-5.4%	53,033	-17.3%
TOTAL LOANS	**4,688,598**	**4,694,318**	**-0.1%**	**4,509,426**	**4.0%**

Note: The loan portfolio for Colombia is expressed in constant currency in order to eliminate the impact of the foreign exchange rate variation, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate of Ch$0.2092 per COP as of September 30, 2019.

After the sixth consecutive quarter of a positive contribution in results, the main challenge now for our Colombian operation is to resume the expansion of our portfolio and business volumes.

In terms of wholesale lending, the loan portfolio increased 0.9% in the third quarter of 2019, totaling Ch$3.26 trillion.

Our retail loan portfolio reached Ch$1.43 trillion at the end of the third quarter of 2019, a decrease of 2.3% compared to the previous quarter. Residential mortgage loans reached Ch$605.8 billion at the end of the third quarter of 2019, an increase of 1.0% compared to the previous quarter and of 6.4% compared to the 12-month period ended September 30, 2019. On the other hand, consumer loans reached Ch$823.1 billion, 4.6% decrease compared the previous quarter and 9.3% decrease compared to the 12-month period ended September 30, 2019.

During the third quarter of the year the Colombian central bank kept the policy rate at 4.25% and retained a neutral tone, offering no indication of a change in the steady rates status quo. Dynamic domestic demand has surprised and led us to upgrade our 2019 growth call by 0.4 percentage points to 3.0% (also partly due to historical revisions; 2.6% last year). As we expect some growth moderation ahead, especially considering the global economic slowdown, we see growth of 2.8% in 2020.

In fact, there are negative signs in the labor market, such as falling labor-market participation and continued job destruction. Meanwhile, consumer confidence continues to deteriorate.

Itaú Corpbanca 42

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Assets

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Cash and deposits in banks	828,517	1,186,569	-30.2%	1,030,082	-19.6%
Cash items in process of collection	600,402	553,067	8.6%	651,975	-7.9%
Trading investments	219,179	201,677	8.7%	73,853	196.8%
Investments under resale agreements	168,945	163,152	3.6%	135,785	24.4%
Financial derivatives contracts	3,208,718	2,050,191	56.5%	1,211,062	165.0%
Interbank loans, net	109,516	111,551	-1.8%	301,222	-63.6%
Loans and accounts receivable from customers, net of loan loss allowances	21,825,974	21,383,453	2.1%	20,494,553	6.5%
Available-for-sale investments	2,592,082	2,662,534	-2.6%	2,310,995	12.2%
Held-to-maturity investments	150,726	201,547	-25.2%	263,564	-42.8%
Investments in associates and other companies	9,689	9,724	-0.4%	10,720	-9.6%
Intangible assets[1]	1,584,075	1,595,390	-0.7%	1,634,247	-3.1%
Property, plan and equipment	260,987	253,593	2.9%	91,384	185.6%
Current taxes	75,583	130,371	-42.0%	144,711	-47.8%
Deferred taxes	177,563	158,760	11.8%	163,110	8.9%
Other assets	664,845	501,693	32.5%	557,678	19.2%
Total Assets	**32,476,801**	**31,163,272**	**4.2%**	**29,074,941**	**11.7%**

1– Includes right-of-use assets under lease agreements arisen from IFRS 16 adoption since January 1, 2019.

At the end of the third quarter of 2019, our assets totaled Ch$32.5 trillion, an increase of Ch$1,313.5 billion or 4.2% from the previous quarter mainly driven by higher financial derivatives contracts, and also net loans as presented below:



Ch$ billion
47
1,061
(104)
1,159
443
(1,292)
1,314
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Financial derivatives contracts
Loan portfolio, net
Total other assets**
Assets Change Sep-19 - Jun-19

Compared to the previous year, total assets increased by Ch$3,401.9 billion or 11.7%. The main changes are presented below:



Ch$ billion
(52)
2,344
314
1,998
1,331
(2,534)
3,402
Cash items in process of collection
Derivatives and Repos
Securities Investment portfolio*
Financial derivatives contracts
Loan portfolio, net
Total other assets**
Assets Change Sep-19 - Sep-18

* **Securities Investment portfolio**: Trading investments, available-for-sale investments, held-to-maturity investments.
** **Total other assets**: Cash and deposits in banks, investments under resale agreements, interbank loans net, investments in associates and other companies, intangible assets, property, plant and equipment, current taxes, deferred taxes and other assets.

Asset Breakdown

September 30, 2019

Ch$ 32.5 billion

▲ **4.2%** (vs. Jun-19)

▲ **11.7%** (vs. Sep-18)



4.9%
0.5%
3.4%
9.9%
9.1%
2.9%
69.3%
Loans
Cash, deposits in banks and interbank loans
Financial investments
Financial derivatives contracts
Repos
Intangible assets
Other assets

Chile and Colombia

The chart below shows the contribution of Chile and Colombia to the total consolidated assets.

Ch$ 26.4 billion
▲ **7.8%** (Sep-19 vs. Jun-19)
▲ **17.2%** (Sep-19 vs. Sep-18)

Ch$ 6.1 billion
▼ **9.0%** (Sep-19 vs. Jun-19)
▼ **7.2%** (Sep-19 vs. Sep-18)



Ch$ billion
29,137
28,061
28,733
29,331
29,075
29,456
29,557
31,163
32,477
24%
22%
23%
23%
23%
23%
22%
21%
19%
76%
78%
77%
77%
77%
77%
78%
79%
81%
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Chile
Colombia

Itaú Corpbanca 43

Management Discussion & Analysis | Balance Sheet

Itaú

Liabilities

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Deposits and other demand liabilities	4,379,085	4,416,783	-0.9%	4,253,654	2.9%
Cash items in process of being cleared	542,067	469,500	15.5%	550,068	-1.5%
Obligations sold under repurchase agreements	390,488	936,159	-58.3%	601,638	-35.1%
Time deposits and other time liabilities	11,030,415	10,167,374	8.5%	10,306,185	7.0%
Financial derivatives contracts	2,869,865	1,813,994	58.2%	1,016,278	182.4%
Interbank borrowings	2,432,249	2,284,729	6.5%	2,168,761	12.1%
Issued debt instruments	6,282,910	6,572,404	-4.4%	5,898,884	6.5%
Other financial liabilities	14,057	11,957	17.6%	11,593	21.3%
Current taxes	8	-	-	137	-
Deferred taxes	274	2,639	-89.6%	469	-41.6%
Provisions	196,844	181,830	8.3%	212,502	-7.4%
Other liabilities[1]	684,335	701,538	-2.5%	526,610	30.0%
Total Liabilities	**28,822,597**	27,558,907	**4.6%**	**25,546,779**	**12.8%**
Attributable to Shareholders	**3,427,114**	3,377,074	**1.5%**	**3,299,624**	**3.9%**
Non-controlling interest	227,090	227,291	-0.1%	228,538	-0.6%
Total Equity and Liabilities	**32,476,801**	**31,163,272**	**4.2%**	**29,074,941**	**11.7%**

1– Includes lease liabilities arisen from IFRS 16 adoption since January1, 2019.

The main changes in liabilities at the end of the third quarter of 2019, compared to the previous quarter, are presented in the chart below:


Ch$ billion
(38)
(546)
863
1,056
(289)
267
1,314
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Time deposits and other time liabilities
Financial derivatives contracts
Issued debt instruments
Total other liabilities*
Total equity and liabilities Change Sep-19 - Jun-19

Compared to the previous year, the main changes in liabilities are highlighted as follows:


Ch$ billion
125
(211)
724
1,854
384
526
3,482
Deposits and other demand liabilities
Obligations sold under repurchase agreements
Time deposits and other time liabilities
Financial derivatives contracts
Issued debt instruments
Total other liabilities*
Total equity and liabilities Change Sep-19 - Sep-18

* **Total other liabilities:** Cash items in process of being cleared, interbank borrowings, other financial liabilities, current taxes, deferred taxes, provisions, other liabilities (including lease liabilities arising from IFRS 16 adoption since January 2019), capital, reserves, valuation adjustment, income for the period, minus: provision for mandatory dividend and non-controlling interest.

Itaú Corpbanca
44

Management Discussion & Analysis | Balance Sheet by Currency

Itaú

Balance Sheet by Currency

Assets | September 30, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Cash and deposits in banks	828,517	563,065	212,627	-	350,438	265,452
Cash items in process of collection	600,402	600,237	252,396	-	347,841	165
Trading investments	219,179	75,338	75,338	-	-	143,841
Investments under resale agreements	168,945	40,839	40,839	-	-	128,106
Financial derivatives contracts	3,208,718	3,081,341	2,134,408	364,750	582,183	127,377
Interbank loans, net	109,516	83,842	51,909	-	31,933	25,674
Loans and accounts receivable from customers, net of loan loss allowances	21,825,974	17,386,451	5,689,294	8,577,643	3,119,514	4,439,523
Available-for-sale investments	2,592,082	2,079,238	1,325,026	660,620	93,592	512,844
Held-to-maturity investments	150,726	67,046	-	-	67,046	83,680
Investments in associates other companies	9,689	6,234	6,234	-	-	3,455
Intangible assets	1,584,075	1,421,116	1,420,028	-	1,088	162,959
Property, plant and equipment	260,987	241,915	241,483	-	432	19,072
Current taxes	75,583	28,865	28,432	-	433	46,718
Deferred taxes	177,563	175,669	157,430	-	18,239	1,894
Other assets	664,845	585,520	249,780	49,310	286,430	79,325
Total Assets	**32,476,801**	**26,400,734**	**11,712,159**	**9,781,301**	**4,907,274**	**6,076,067**

Liabilities | September 30, 2019

In Ch$ million, end of period	Consolidated*	Business in Chile	Ch$	UF	FX	Business in Colombia
Deposits and other demand liabilities	4,379,085	2,603,286	2,159,335	3,485	440,466	1,775,799
Cash items in process of being cleared	542,067	542,067	213,948	-	328,119	-
Obligations sold under repurchase agreements	390,488	362,381	362,381	-	-	28,107
Time deposits and other time liabilities	11,030,415	9,013,281	7,319,044	393,433	1,300,804	2,017,134
Financial derivatives contracts	2,869,865	2,764,745	1,769,526	450,590	544,629	105,120
Interbank borrowings	2,432,249	1,716,189	-	-	1,716,189	716,060
Issued debt instruments	6,282,910	5,672,273	820,393	4,851,880	-	610,637
Other financial liabilities	14,057	14,057	14,047	10	-	-
Current taxes	8	(648)	(648)	-	-	656
Deferred taxes	274	108	(165)	-	273	166
Provisions	196,844	118,269	111,612	-	6,657	78,575
Other liabilities	684,335	636,035	358,298	162,544	115,193	48,300
Total Liabilities	**28,822,597**	**23,409,125**	**12,956,131**	**5,992,799**	**4,460,195**	**5,413,472**
Capital	1,862,826	1,779,908	1,779,908	-	-	82,918
Reserves	1,290,131	658,837	658,837	-	-	631,294
Valuation adjustment	35,701	23,488	23,488	-	-	12,213
Retained Earnings:	**238,456**					
Retained earnings or prior years	156,342	231,954	231,954	-	-	(75,612)
Income for the period	117,306	95,874	(136,620)	164,261	68,233	21,432
Minus: Provision for mandatory dividend	(35,192)	(24,591)	(24,591)	-	-	(10,601)
Equity attributable to shareholders	3,427,114	2,765,470	2,532,976	164,261	68,233	661,644
Non-controlling interest	227,090	226,139	226,139	-	-	951
Total Equity	**3,654,204**	**2,991,609**	**2,759,115**	**164,261**	**68,233**	**662,595**
Total Liabilities and Equity	**32,476,801**	**26,400,734**	**15,715,246**	**6,157,060**	**4,528,428**	**6,076,067**

* Consolidated data not only considers Chile and Colombia but also adjustments related to intercompany and minority shareholders.

Itaú Corpbanca

45

Management Discussion & Analysis | Balance Sheet

Credit Portfolio

Highlights

- By the end of the third quarter of 2019, our total credit portfolio reached Ch$22.5 trillion, increasing 2.0% from the previous quarter and 6.3% from the same period of the previous year. The increase was driven by higher wholesale and retail lending in Chile.
- In constant currency, total loans in Colombia decreased 0.1% in the third quarter of 2019 and increased 4.0% in the 12-month period ended September 30, 2019. The decrease in 3Q19 was mainly driven by a 4.6% consumer loans decrease in the period. (See details on page 42)

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Wholesale lending	**15,144,611**	**14,793,619**	**2.4%**	**14,124,220**	**7.2%**
Chile	**11,884,880**	**11,529,985**	**3.1%**	**10,908,839**	**8.9%**
Commercial loans	10,066,389	9,897,268	1.7%	9,497,298	6.0%
Foreign trade loans	1,100,862	939,648	17.2%	830,314	32.6%
Leasing and Factoring	717,629	693,069	3.5%	581,227	23.5%
Colombia	**3,259,731**	**3,263,634**	**-0.1%**	**3,215,381**	**1.4%**
Commercial loans	2,823,709	2,814,222	0.3%	2,752,283	2.6%
Leasing and Factoring	436,022	449,412	-3.0%	463,098	-5.8%
Retail lending	**7,354,862**	**7,264,419**	**1.2%**	**7,035,180**	**4.5%**
Chile	**5,925,995**	**5,786,612**	**2.4%**	**5,469,535**	**8.3%**
Consumer loans	1,885,547	1,845,791	2.2%	1,663,826	13.3%
Residential mortgage loans	4,040,448	3,940,821	2.5%	3,805,709	6.2%
Colombia	**1,428,867**	**1,477,807**	**-3.3%**	**1,565,645**	**-8.7%**
Consumer loans	823,060	871,690	-5.6%	961,778	-14.4%
Residential mortgage loans	605,807	606,117	-0.1%	603,867	0.3%
TOTAL LOANS	**22,499,473**	**22,058,038**	**2.0%**	**21,159,400**	**6.3%**
Chile	17,810,875	17,316,597	2.9%	16,378,374	8.7%
Colombia	4,688,598	4,741,441	-1.1%	4,781,026	-1.9%



Loan Portfolio - Breakdown
Consumer 18%
Mortgage 13%
Commercial 69%
Colombia 21%
Chile 79%
Mortgage 23%
Consumer 10%
Commercial 67%

Credit Portfolio - Currency Breakdown



Ch$ billion
Sep-17 5,871 7,678 7,270 20,819
Dec-17 5,977 7,694 6,733 20,404
Mar-18 5,976 7,704 6,934 20,614
Jun-18 5,986 7,765 7,385 21,136
Sep-18 6,001 7,796 7,363 21,159
Dec-18 6,067 7,785 7,651 21,503
Mar-19 5,993 8,016 7,639 21,649
Jun-19 6,049 8,302 7,707 22,058
Sep-19 6,101 8,578 7,821 22,499
Ch$ UF FX

As of September 30, 2019, Ch$7,821 billion of our total credit portfolio was denominated in, or indexed to, foreign currencies. This portion increased 1.5% in this quarter, mainly due to the 5.6% nominal increase in our US dollar denominated or U.S. dollar indexed credit portfolio –which represents 40% of our total foreign currency loans. In the 3Q19, US dollar variation was 7.4% or Ch$50 per dollar.

Itaú Corpbanca 46

Management Discussion & Analysis Balance Sheet NPL Ratio (90 days overdue) by segment By the end of the third quarter of 2019, our total consolidated NPL ratio for operations 90 days overdue reached 2.15%, a decrease of 2 basis points from the previous quarter and of 8 basis points from the same period of 2018. The NPL ratio decreased by 5 basis points for commercial loans from 2.28% to 2.23% compared to the previous quarter. When excluding the student loans, the commercial loans NPL ratio reached 1.90%, decreased by 3 basis points compared to second quarter of 2019. The NPL ratio for mortgage loans decreased by 7 basis points from 2.03% to 1.96% and consumer loans increased by 25 basis points from 1.77% to 2.02%, in the quarter.    Tangible Equity Breakdown The chart below shows the calculation of the average tangible Shareholders Equity or “Managerial Equity” which we use to determine the RoTAE.    3Q19 Average Balance (Ch$ billion) Itaú Corpbanca 47

Management Discussion & Analysis | Balance Sheet

Itaú

Funding

Highlights

- Total funding, including interbank deposits, amounted to Ch$24.5 trillion by the end of the third quarter of 2019, a 0.6% increase compared to the previous quarter accordingly to the total assets evolution in the period.
- Our funding strategy is to optimize all sources of funding in accordance with their costs, their availability, and our general asset and liability management strategy. Our funding strategy for the period of time covered by this report has changed as we sought longer tenor maturity and diversification.
- In this context, Itaú Corpbanca successfully placed US$832 million senior bonds in the local market in the 12-month period ended September 30, 2019. The latter compares with US$1,455 million and US$539 million issuances for full years 2017 and 2018. Our strategy in terms of bond issuances is to seek for longer maturity tenor and maintaining comfortable liquidity levels under BIS III standards. In addition, the spreads obtained on these issuances have allowed for an improvement in the cost of funds.
- Our strategy of diversification also includes two syndicated loans, one for US$150 million maturing in April 2020 and a US$100 million AB Loan led by IFC (a 5-year tenor for the A Loan, maturing in December 2020).

In Ch$ million, end of period	3Q19	2Q19	change	3Q18	change
Deposits and other demand liabilities	4,379,085	4,416,783	-0.9%	4,253,654	2.9%
Time deposits and saving accounts	11,030,415	10,167,374	8.5%	10,306,185	7.0%
Investments sold under repurchase agreements	390,488	936,159	-58.3%	601,638	-35.1%
Letters of credit	43,747	46,975	-6.9%	57,007	-23.3%
Bonds	5,182,965	5,471,457	-5.3%	4,783,745	8.3%
Subordinated bonds	1,056,198	1,053,972	0.2%	1,058,132	-0.2%
Interbank borrowings	2,432,249	2,284,729	6.5%	2,168,761	12.1%
Other financial liabilities	14,057	11,957	17.6%	11,593	21.3%
Total Funding	**24,529,204**	**24,389,406**	**0.6%**	**23,240,715**	**5.5%**

The amounts, tenors and spreads versus peers of the bonds issued during the last 12-month period are set forth in the chart below:


Bonds in CLP & UF (expressed in USD mn)
Spread vs Peers
<6 years
6 - 10 years
> 10 years
5 bp
5 bp
7 bp
5 bp
4 bp
9 bp
2 bp
6 bp
6 bp
6 bp
6 bp
4 bp
6 bp
5 bp
4 bp
5 bp
9 bp
6 bp
4 bp
3 bp
39
41
138
77
95
193
96
77
77
116
77
77
77
77
97
77
55
1
20
2
08-25-2017
09-25-2017
10-17-2017
02-06-2018
02-21-2018
03-14-2018
04-13-2018
06-05-2018
02-11-2019
02-15-2019
02-25-2019
02-26-2019
03-07-2019
03-14-2019
05-07-2019
07-03-2019
07-04-2019
07-05-2019
07-10-2019
07-15-2019

Itaú Corpbanca

48

Management Discussion & Analysis | Risk and Capital Management

Itaú

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

We have established a risk and capital commission to assist our board and management in their assessment and management of market and liquidity risks, P&L, and capital adequacy, in accordance with both economic principles and the rules set forth by local regulation and those of Basel I, II, and III. These principles and rules are applied to provide oversight and management of market and liquidity risks, P&L, and economic capital principles, to review the effectiveness of those related policies and limits and to review the adherence to market and. liquidity risk and capital policies and procedures throughout the bank.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

Liquidity Ratios

Highlights

- In line with international risk management practices, we use the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.
- The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the "Basel III Committee on Banking Supervision" ("BIS III") that were adopted by the CMF and the Brazilian Central Bank (BACEN).

Liquidity Coverage Ratio (LCR)

In Ch$ million	3Q19	2Q19
High Quality Liquid Assets	2,185,471	2,064,824
Potential Cash Outflows	4,014,361	3,507,247
LCR (%)	116.1%	122.2%

In Ch$ million	3Q19	2Q19
High Quality Liquid Assets	847,766	476,219
Potential Cash Outflows	1,193,526	1,037,715
LCR (%)	108.2%	170.0%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2092 per COP as of September 30, 2019.

Starting in April 2019, Chilean banks began reporting their local LCR figures with a minimum level set by CMF at 60%.This minimum will gradually rise to 100% by 2023. On the other hand, BACEN establishes a limit of 100% for LCR. Accordingly, our internal minimum limit for LCR set by our board of directors is 100%.

Net Stable Funding Ratio (NSFR)

In Ch$ million	3Q19	2Q19
Available Stable Funding	14,532,170	14,347,277
Required Stable Funding	16,159,308	15,655,821
NSFR (%)	89.9%	91.6%

In Ch$ million	3Q19	2Q19
Available Stable Funding	3,712,368	3,777,927
Required Stable Funding	4,321,557	4,323,113
NSFR (%)	85.9%	87.4%

Note: Figures for Colombia are expressed in constant currency, thus all figures from each of the periods analyzed were converted into Chilean peso at a single foreign exchange rate: Ch$0.2092 per COP as of September 30, 2019.

Only BACEN set a limit for NSFR. This limit is currently set at 85%. Accordingly, our internal minimum limit for NSFR set by the board of directors is 85%.

Note: Data for Chile includes our New York branch and data for Colombia includes its subsidiary in Panama.

Itaú Corpbanca 49

Management Discussion & Analysis | Risk and Capital Management

Capital

Highlight

- At the end of third quarter of 2019 our regulatory capital ratio reached 14.19%, a decrease of 28 basis points when compared to the second quarter of 2019.

Minimum Capital Requirement

Our minimum capital requirements are set by the *Comisión para el Mercado Financiero* (CMF) which follows the Chilean banking law capital requirements. On January 12, 2019 a new banking law was enacted for purposes of adopting Basel III and replaced the SBIF with CMF.

Once the CMF replaced the SBIF, effective as of June 1, 2019, within 18 months from this date, the CMF will issue a regulation for several key definitions for the whole impacts of the implementation to be known, such as the exact capital deductions to be taken from regulatory capital, specific buffer sizes, possible changes in credit RWA density as well as the definitive models for market and operational risk, and the general implementation phase-in period.

Currently, our minimum capital requirement is expressed as a ratio of regulatory capital —stated by the referential equity or total capital, composed of Tier I capital and Tier II capital— and the risk-weighted assets, or RWA. Our minimum total capital requirement corresponds to 10.0%.

Itaú Corpbanca targets an optimal capital ratio based on the greater of 120% of the minimum regulatory capital requirement or the average regulatory capital ratio of the three largest private banks in Chile and Colombia.

As of July 31, 2019, the last public information published by the CMF, the average regulatory capital ratio of the three largest private banks in Chile was 13.1%.

Solvency Ratios

	In Ch$ millions, end of period	3Q19	2Q19
	Core capital [1]	**3,427,113**	**3,377,074**
	(-) Goodwill	(1,173,017)	(1,175,348)
	(+) Subordinated debt	1,016,192	1,015,260
	(+) Additional provisions	12,743	6,743
	(+) Minority interest	227,090	227,292
	= Regulatory capital (Core capital + Tier II capital)	**3,510,122**	**3,451,021**
	Risk-Weighted assets (RWA)	**24,728,798**	**23,838,899**
Ratios (%)	**BIS (Regulatory capital / Risk-weighted assets)** [2]	**14.19%**	**14.48%**
Ratios (%)	Core capital ratio [1] (ex-goodwill)	9.12%	9.24%

Note: (1) Core Capital = *Capital básico* according to CMF current definitions; (2) BIS Ratio = Regulatory capital / RWA, according to CMF current definitions.

Main changes in the quarter

The 29 basis points decrease from 14.48% to 14.19% was due to an increase in our risk weighted assets partly offset by an increase in core capital due to higher net income in the period.

Trend in risk weighted assets (RWA) is explained by a loan growth increase in commercial as well as an increase in trade exposure risk of derivatives in the third quarter of 2019.


20 bp
0 bp
-53 bp
4 bp
14.48%
14.19%
2Q19
Core Capital (1)
Subordinated Bonds
RWA
Other
3Q19

Itaú Corpbanca 50

Additional Information    Management Discussion & Analysis

(This page was intentionally left blank) Itaú Corpbanca                 52

Management Discussion & Analysis | Our Shares

Itaú

Our Shares

Itaú CorpBanca capital stock is comprised of 512,406,760,091 common shares traded on the Santiago Stock Exchange (**ITAUCORP**). Shares are also traded as American Depositary Receipts ("ADR") on the New York Stock Exchange (**ITCB**).

Market Capitalization

Ch$2.8 trillion | US$3.9 billion

Sell-side ratings

3	5	0
Buy	Hold	Sell

Source: Sell-side reports.

Average daily traded volumes 12-month period ended September 30, 2019 (US$ million)


2.51
0.17
2.68
Santiago
NY
Total

Corporate Structure Chart

As of September 30, 2019 shareholders structure was as follows:


Itaú Unibanco
38.14%
Saieh Family[1]
28.57%
IFC
3.32%
Others
29.97%
Itaú Corpbanca
512,406,760,091 (# total shares)

1– Includes 508,725,981 shares owned by Cia. Inmobiliaria y de Inversiones Saga SpA that are under custody


Others
Free Float
Others
2.72%
Sec. Brokerage
12.63%
Local
Inst. Investors
5.39%
154 bn
(# shares)
9.23%
ADRs & Foreign
Inst. Investors

Strengths of our structure

- Itaú Corpbanca is controlled by Itaú Unibanco.
- Itaú Unibanco and the Saieh Family appoint the majority of the board of directors.
- Pursuant to the Shareholders Agreement, the directors appointed by Itaú Unibanco and the Saieh Family shall vote together as a single block according to Itaú Unibanco recommendation.
- Professional and experienced management team.

Performance in the Capital Markets

Price and Volume	ITAUCORP (Common shares)	ITCB (ADR)
	Ch$	US$
Closing Price at 09/30/2019	5.52	11.16
Maximum price in the quarter	5.73	12.77
Average Price in the quarter	5.52	11.70
Minimum price in the quarter	5.31	10.96
Closing Price at 06/30/2019	5.66	12.50
Closing Price at 09/30/2018	6.77	15.59
Change in 3Q'19	-2.42%	-10.69%
Change in LTM	-18.50%	-28.39%
Average daily trading volume LTM (million)	1,829.02	0.17
Average daily trading volume in 3Q'19 (million)	1,351.67	0.03

Shareholder Base and Ratios	3Q19	2Q19	3Q18
Number of outstanding shares (million)	512,406.8	512,406.8	512,406.8
Recurring Diluted Earnings per share in the quarter (Ch$)	0.08	0.12	0.10
Accounting Diluted Earnings per share in the quarter (Ch$)	0.07	0.10	0.08
Recurring Diluted Earnings per ADR in the quarter (US$)	0.17	0.26	0.23
Accounting Diluted Earnings per ADR in the quarter (US$)	0.15	0.23	0.19
Book value per share in the quarter (Ch$)	6.69	6.59	6.44
Price* / Earnings (P/E)	19.40	13.78	20.23
Price*/ Tangible Book Value (P/B)	0.83	0.86	1.05

* Closing price on the last trading day of each period.

Dividends

Dividend policy approved by shareholders in March 2017 in the Annual Shareholders Meeting is to distribute a final dividend of 100% of the annual net income **net of the necessary reserves to comply with capital ratios defined as "Optimal Regulatory Capital" in the "Shareholders Agreement"** whose terms are part of the "Transaction Agreement" executed on January 29, 2014.

Itaú Corpbanca paid its last annual dividend of **Ch$0.100728627 / share** in Chile on March 19, 2019. The dividend payout ratio was 30% of 2018 Net Income, equivalent to a dividend yield of 1.64%. For purposes of capital requirements, annual dividends are provisioned at 30%.

The following table shows dividends per share distributed during the past five years:

Company	Charge to Fiscal Year	Year paid	Net Income (Ch$ mn)	% Distributed	Dividend per Share (Ch$)
Banco Itaú Chile	2014	**2015**	85,693	31%	18,447.50
Corpbanca	2014	**2015**	226,260	50%	0.33238491
Corpbanca	Retained Earnings	**2015**	239,860	100%	0.70472815
Banco Itaú Chile	2015	**2016**	104,336	50%	36,387.38
Corpbanca	2015	**2016**	201,771	50%	0.29640983
Corpbanca	2015	**2016**	201,771	UF 124,105	0.00939188
Itaú Corpbanca	2016	**2017**	2,059	30%	0.001205475
Itaú Corpbanca	2017	**2018**	57,447	40%	0.044844689
Itaú Corpbanca	2018	**2019**	172,047	30%	0.100728627

Itaú Corpbanca

53

Management Discussion & Analysis | Ratings

Itaú

Credit Risk Ratings

International Credit Risk Rating

On a global scale, Itaú Corpbanca is rated by two worldwide recognized agencies: Moody's Investors Service ('Moody's') and Standard & Poor's Global Ratings ('Standard & Poor's' or 'S&P').

On July 27, 2018, **Moody's** affirmed 'A3/Prime-2' ratings following the downgrade of Chile's sovereign rating to 'A1' from 'Aa3', which reflected the government's lower capacity to provide financial support to the country's banks. Although the government's capacity to provide support has decreased slightly, it remains very strong. Consequently, the bank's long-term ratings continue to benefit from two notches of uplift from its 'baa2' adjusted baseline credit assessment.

Itaú Corpbanca's 'A3' ratings reflect the bank's conservative risk management, and improving business prospects in Chile and Colombia ('Baa2/Negative'), which will support the stabilization of asset quality and profitability following two years of below-peer-average performance. However, our ratings will remain constrained by low capitalization and could face downward pressure if our ongoing retail strategy implementation does not lead to higher profitability and lower dependence on wholesale funding. Following a substantial improvement in its net income/tangible banking assets, we expect Itaú Corpbanca's profitability to benefit from loan growth and lower funding costs, which will boost its already solid 3% net interest margin, despite still-high credit costs. Itaú Corpbanca's funding strategy, however, may take time to materialize.

The Outlook is 'Stable' reflecting our conservative risk management and improving business prospects in Chile and Colombia, which will support the stabilization in asset quality and profitability following two years of below-peer-average performance.

Moody´s	Rating
Long term Counterparty Risk Rating (CRR)	A2
Long-term foreign currency deposits	A3
Long-term foreign currency debt	A3
Short-term foreign currency deposits	Prime-2
Outlook	Stable

On May 28, 2019, **Standard & Poor´s** affirmed our 'BBB+/A-2' ratings. The outlook is 'Stable' reflecting the reduction of non-recurring events and credit provision expenses that reinforce our expectation of improving financial results in the next 24 months. On the other hand, further industry consolidation in Chile, low inflation, and choppy economic activity are the main barriers to higher profitability. S&P expects the bank's capital indicators to remain the major weakness given the high goodwill burden following the merger between Corpbanca and Itaú Chile.

Our ratings continue to overhaul our business model by expanding the platforms, products, and segmentation of Itaú Unibanco in the retail segment; while focusing on the core portfolio in the wholesale segment and increase non-interest related revenue (such as cash management). Although the bank has lost some market share in the last few years as a result of readjusting its commercial portfolio, loan origination started to grow in 2018. This growth, together with the stabilization of the non-recurring effects and the decrease in provision expenses, has generated in 2018 the strongest profit in the last three years (return to assets of around 0.9% excluding the amortization of intangibles).

Additionally, Itaú Corpbanca maintains a solid level of regulatory capital of 14.3%, which is above the industry average. Furthermore, the bank has wide access to funding and maintains adequate levels of liquidity. Since the merger, the bank's assets and liabilities management strategy has been adjusting funding costs, while seeking to extend its maturity dates, and diversifying the funding structure.

Standard & Poor´s	Rating
Long-term issuer credit rating	BBB+
Senior unsecured bonds	BBB+
Short-term issuer credit rating	A-2
Outlook	Stable

Local Credit Risk Rating

On a national scale, Itaú Corpbanca is rated by Feller Rate Clasificadora de Riesgo Ltda. ('Feller Rate') and by Clasificadora de Riesgo Humphreys Ltda. ('Humphreys').

On March 29, 2019, **Feller Rate** affirmed local ratings in 'AA' and Outlook as 'Positive'. Itaú Corpbanca's ratings reflect a strong business profile, a strong risk profile, an adequate capital and liquidity position and a moderate generation capacity. The 'Positive' outlook reflects the sound trend on generation capacity, with growing results derived from a greater commercial activity and controlled provisions for loan losses. To the extent that the implementation of the strategy, the completion of the merger process and higher levels of activity allow the bank to consolidate profitability –and consistently achieving results in line with the average of the banking industry– with a healthy credit quality, ratings should be upgraded.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

On May 30, 2019, **Humphreys** assigned a 'AA/Nivel 1+' rating to our long-term and short term debt, respectively, and a 'Positive' outlook reflecting Humphreys expectation that the bank strategy is positively impacting credit quality and will benefit profitability levels.

Our ratings mainly reflect our capacity to develop a business model and an organizational structure based on solid formal control to monitor credit, market and operational risks. The strength of the control environment lies in the bank's internal policies, its organizational culture, regulatory requirements and in the know-how of its parent company, Itaú Unibanco. Likewise, ratings positively incorporate the bank being listed in the Santiago Exchange (2002) and in the NYSE (2004). As an SEC-compliance company, Itaú Corpbanca benefits from high corporate governance practices and, broad market disclosure. Likewise, ratings incorporate that current controlling shareholder is a large and experienced financial group within the Latin American with a leading position in the Brazilian market.

Humphreys	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Letter of credit	AA
Long-term deposits	AA
Subordinated bonds	AA-
Short-term deposits	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Positive

Itaú Corpbanca 54

REPORT OF INDEPENDENT AUDITORS ON SUPPLIMENTARY INFORMATION Santiago, Chile, October 30,2019 To the Shareholders and Directors of itau corpbanca and its subsidiaries Introduction In connection with our review of the interim consolidated financial statements of Itau Corpbanca and its subsidiaries (the”Bank”) as of September 30, 2019 and for the nine-month period ended on this date, on which we issued a report without exceptions dated October 28, 2019, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itau Corpbanca and its Subsidiaries at September 30,2019. Scope of the Review WE CONDUCTED OUR REVIEW IN ACCORDANCE WITH THE INTERNATIONAL AUDITING STANDARD 720, “ THE AUDITORS RESPONSIBILITY RELATING TO OTHER INFORMATION IN DOCUMENTS CONTAINING FINANCIAL STATEMENT”. THIS STANDARD ESTABLISHES THE PROCEDURES TO BE PERFORMED IN THE ENGGAGEMENTS OF THIS NATURE. THOSE PROCEDURED ARE PRIMARLLY COMPRISED BY: (A) INQUIRY OF, AND DISCUSSION WITH, MANAGEMENT RESPONSIBLE FOR THE ACCOUNTING, FINANCIAL AND OPERATIONAL AREAS OF THE BANK WITH REGARD TO THE MAIN CRITERIA ADOPTED FOR THE PREPARTION OF THE ACCOUNTING INFORMATION PRESENTED IN THE SUPPLYMENTARY INFORMATION AND (B) REVIEW OF THE SIGNIFICANT INFORMATION AND OF THE SUBSEQUENT EVENTS WHICH HAVE, OR COULD HAVE, SIGNIFICANT EFFECTS ON THE FINANCIAL POSTION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES. THE SUPPLEMANTRY INFORMATION INCLUDED IN THE MANAGEMENT DISCUSSION AND ANALYSIS REPORT IS PRESENTED TO ALLOW ADDITINAL ANALYSIS. NOTWITHSTANDING, MANAGEMENT IS REPONSIBLE FOR THE ACCOUNTING INFORMATION CONTAINED IN THE SUPPLEMENTARY INFORMATION INCLUDED IN THE MANAGEMENT DISCUSSION AND ANALYSIS REPORT AND THIS INFORMATION SHOULD NOT BE CONSIDERD AN INTEGRAL PART OF THE FINANCIAL STATEMENT, THEREFORE, OUR CONCLUSION ON THE CONSOLIDATED FINANCIAL STATEMENT DOES NOT COVER SUCH INFORMATION. Conclusion Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplymentary information, in order for it to be adequately presented, in all matrial respectes, in relation to the financial statements as of September 30,2019 and for the nine-month period ended on this date takedn as a whole, prepared in accordance with the accounting standards and instructions issuued by the Commision for the Financial Market (former Superintendence of Banks and Financial Institutions).

(This page was intentionally left blank) Itaú Corpbanca                 56

CAUTION REGARDING FORWARD-LOOKING STATEMENTS Certain statements in this Report may be considered as forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. These forward-looking statements include, but are not limited to, statements regarding expected benefits and synergies from the recent merger of Banco Itaú Chile with and into Corpbanca, the integration process of both banks, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth, as well as risks and benefits of changes in the laws of the countries we operate, including the Tax Reform in Chile.    These statements are based on the current expectations of Itaú Corpbanca’ s management. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) problems that may arise in successfully integrating the businesses of Banco Itaú Chile and Corpbanca, which may result in the combined company not operating as effectively and efficiently as expected; (2) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (3) the credit ratings of the combined company or its subsidiaries may be different from what Itaú Corpbanca or its controlling shareholders expect; (4) the business of Itaú Corpbanca may suffer as a result of uncertainty surrounding the merger; (5) the industry may be subject to future regulatory or legislative actions that could adversely affect Itaú Corpbanca; and (6) Itaú Corpbanca may be adversely affected by other economic, business, and/or competitive factors.    Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Itaú Corpbanca’ s management. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.    We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect Itaú Corpbanca’ s financial results is included from time to time in the “Risk Factors” section of Itaú Corpbanca’ s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC. Furthermore, any forward-looking statement contained in this Report speaks only as of the date hereof and Itaú Corpbanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this Report are expressly qualified by this cautionary statement.    CONTACT INFORMATION: Gabriel Moura CFO. Itaú Corpbanca Santiago. Chile Phone: (562) 2686-0558 IR@corpbanca.cl Claudia Labbé Head of Investor Relations. Itaú Corpbanca Santiago. Chile Phone: (562) 2660-1751 claudia.labbe@itau.cl    Itaú Corpbanca                 57